As filed with the Securities and Exchange Commission on December 17, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                        DEERBROOK PUBLISHING GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


            Nevada                                               86-0960464
-------------------------------                              -------------------
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)


                      4644 S. 36th Place, Phoenix, Az 85040
               ---------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (602) 437-8888
                           ---------------------------
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

                                      None
                    -----------------------------------------
                    (Title of Each Class to be so Registered)


           Securities to be registered under Section 12(g) of the Act:


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                                (Title of Class)

                        DEERBROOK PUBLISHING GROUP, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I

     ITEM 1. DESCRIPTION OF BUSINESS........................................  1
     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS........................... 20
     ITEM 3. DESCRIPTION OF PROPERTY........................................ 23
     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
               OWNERS AND MANAGEMENT........................................ 24
     ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
               CONTROL PERSONS.............................................. 25
     ITEM 6. EXECUTIVE COMPENSATION......................................... 26
     ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................. 27
     ITEM 8. DESCRIPTION OF SECURITIES...................................... 28

PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.................. 30
     ITEM 2. LEGAL PROCEEDINGS.............................................. 30
     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................. 30
     ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES........................ 31
     ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...................... 32

PART F/S.................................................................... 32

PART III

     ITEM 1. INDEX TO EXHIBITS.............................................. 33
     ITEM 2. DESCRIPTION OF EXHIBITS........................................ 33

SIGNATURES.................................................................. 34

                              --------------------

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     THE STATEMENTS CONTAINED IN THIS REPORT ON FORM 10-SB THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING OUR "EXPECTATIONS," "ANTICIPATION," "INTENTIONS," "BELIEFS," OR "STRATEGIES" REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS ALSO INCLUDE STATEMENTS REGARDING REVENUE, MARGINS, EXPENSES, AND EARNINGS ANALYSIS FOR FISCAL 2000 AND THEREAFTER; FUTURE PRODUCTS OR PRODUCT DEVELOPMENT; OUR PRODUCT DEVELOPMENT STRATEGIES, PARTICULARLY AS THEY RELATE TO THE INTERNET; POTENTIAL ACQUISITIONS OR STRATEGIC ALLIANCES; AND LIQUIDITY AND ANTICIPATED CASH NEEDS AND AVAILABILITY. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE FILING DATE OF THIS REPORT, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE THE FACTORS DISCUSSED IN PART I, ITEM 1, "DESCRIPTION OF BUSINESS - SPECIAL CONSIDERATIONS."

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     Deerbrook Publishing Group, Inc. acts as publisher, printer, and Internet e-commerce provider of custom original artwork, prints, collectibles, and home decor accessories. We design, create, publish, market, and distribute fine art, collectibles, and home decor products. We also provide custom lithography, serigraphy, etching, and monoprinting services to artists and publishers. In September 1999, we launched Artup.com, which is an Internet portal site that serves as an e-commerce enabled Internet art destination to bring together artists, collectors, galleries, and distributors.

     We maintain our principal executive offices at 4644 South 36th Place, Phoenix, Arizona 85040, and our telephone number is (602) 437-8888. All references to our business operations include the operations of Deerbrook Publishing Group, Inc., our subsidiaries, operating divisions, and predecessor entities.

ART INDUSTRY OVERVIEW

     The fine arts products, collectibles, and home decor market is a multi-billion dollar industry that includes products such as original and reproduction artwork, frames, and statuary. A January 1997 report on the U.S. giftware market by Packaged Facts, a consumer research organization, indicates that this market is expected to grow to $9.2 billion by 2001. We believe that key drivers of this growth include an increase in the number of residents in the United States who own their homes and an accompanying trend towards enhancing the home environment. According to the U.S. Census Bureau, the number of owner-occupied housing units in the United States has increased throughout the 1990's and is expected to increase into the next century. In addition, we believe that disposable income is a key economic indicator for the future potential of the art industry. A recent report from the Bureau of Economic Analysis indicates that real disposable personal income in the United States increased in 1997, 1998, and the first three quarters of 1999. We believe that these statistics, and other similar government reports, indicate a favorable environment for the long-term potential of the art market.

     Fine arts products are sold primarily through art galleries, specialty gift stores, department stores, catalog retailers, and Internet services. Due to the highly fragmented nature of the industry, and because many dealers and smaller auction firms do not publicly report annual sales totals, we are not able to precisely measure the fine art market. However, the two major art auction houses, Christie's and Sotheby's, recently reported combined North American sales of almost $2.15 billion for the twelve months ended June 30, 1999. This represents an increase of nearly 30 percent over combined sales for the twelve months ended June 30, 1997.

     The Internet is an increasingly significant medium for the sale of all types of consumer goods, including fine art. Forrester Research estimates that by the end of 1999, 17 million U.S. households will be shopping online, with online retail sales expected to top $20.2 billion. Forrester Research predicts that by 2004 49 million U.S. households will shop online, spending $184 billion. The auction segment of this e-commerce boom is also expected to grow at breakneck speed, with Forrester Research predicting that Internet auction sales will grow from $1.4 billion in 1998 to $19 billion in 2003. We believe that the art industry can take particular advantage of the many unique features and functions offered by the Internet.

STRATEGY

     Our strategy is to establish and enhance our position as a provider of fine art products and services to artists, galleries, and studios, as well as consumers and collectors. Key elements of our strategy include the following:

     * PROVIDE A WIDE RANGE OF ARTWORK FROM A VARIETY OF ARTISTS. We believe that offering access to and providing distribution channels for a wide variety of desirable artwork will enable us to expand our business and sources of revenue. We currently contract with a core group of artists who have an established following and produce images that meet the expectations of our target market. We also

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          seek to develop  relationships  with new and emerging artists in order to expand our access to a broad range of artistic works that appeal to consumers. We purchase these artists' works for resale to individuals, galleries, wholesale distributors, or other sellers of fine art. We seek to provide art images in different print forms and at varying price levels in order to appeal to a wide range of collectors and consumers. We also have designed and are continuing to develop our Artup.com network to provide an innovative distribution channel for the galleries, distributors, and artists that are part of the network.

     * EXPAND STRATEGIC BUSINESS RELATIONSHIPS TO ENHANCE PRODUCT LINES AND AUDIENCE REACH. We plan to seek out and develop co-branding opportunities that deliver benefits to both our company and our business partners. Our industry relationships with many preeminent galleries, artists, and distributors provide us with opportunities to expand our access to artistic content, our product offerings, and our customer base, especially as these relate to our Artup.com network. Establishing affiliates and partnerships within the art industry, including galleries and artists, will be a key to establishing Artup.com users, online inventory, and revenue streams.

     * ENSURE A USER-FRIENDLY WEB SITE. In developing the Artup.com Web site, we have expended substantial time and resources to ensure that the site is easy to navigate and provides outstanding images and information. We intend to continue these efforts as we expand and refine our Web site. Artup.com offers a community network environment that welcomes newcomers with an inviting and easy to use interface and encourages repeat visits and purchases.

     * PROVIDE HIGH-QUALITY PRODUCTS AND SERVICES. We believe that providing high-quality products and services is essential to building a strong reputation in the art industry and among consumers. While we expect the demand for our products and services to increase, we remain committed to providing high-quality products and art-related services. Accordingly, we plan to improve quality control, increase capacity, and shorten production time by developing innovative printing processes and by maximizing distribution through our Artup.com Web site.

     * PURSUE STRATEGIC ACQUISITIONS. We believe that significant consolidation opportunities exist in the highly fragmented fine art industry. In evaluating acquisition candidates, we focus on companies that we believe will benefit from our industry relationships and will provide us with expanded product or service offerings, productivity gains, and enhanced levels of service. We intend to seek acquisitions that will enable us to offer products, services, or distribution channels that complement or enhance our existing business, establish additional product lines, provide us with access to additional artistic content, and increase our ability to serve the needs of artists, galleries, and consumers. As a first step in executing this strategy, in November 1999 we executed a letter of intent to acquire 80% of the outstanding stock of Gregory Editions, Inc., a publisher and distributor of fine art reproductions. See Part I, Item 7, "Certain Relationship and Related Transactions."

PRODUCTS AND SERVICES

LIMITED EDITION PRINTS

     We create limited edition prints from artists' original works. We believe that the quality of our printing gives us a competitive advantage in terms of attracting artists and publishers who seek unique marketing advantages for their limited edition prints. We use industry standard printing processes, including lithography, serigraphy, etching, and monoprinting, as well as two proprietary printing processes, Serilith(TM) and Chromalith Replica(TM).

     LITHOGRAPHY is one of the finest traditions in the history of printmaking and has been used since the 1790s by many renowned artists, including Picasso, Goya, Manet, Degas, Delacroix, Toulouse-Lautrec, Rauschenburg, and Johns. Lithography, based on the principle that grease and water do not mix, produces fine line quality and exceptional tonal gradations. The artist uses a greasy substance to draw the image directly on a stone or plate. The stone or plate is then chemically treated to retain water. When the printer rolls oil-based ink over the
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surface,  the ink sticks to the oily image,  but not to the stone or plate.  The press then transfers the ink to the paper under extreme pressure.

     SERIGRAPHY, also known as silk screening, is a stencil process in which paint is pushed through a fine screen onto paper or canvas. Known for its rich and vibrant colors, serigraphy also can print heavy layers of ink to produce a textured print surface. For these reasons, serigraphy has developed the reputation as the painter's medium. A skilled technician known as a "chromist" analyzes a painting, dissects it into individual colors, and orders those colors. The chromist then creates hand drawings of each color. These colors are then layered one on top of the other over the course of several weeks. Serigraphy may require up to 100 separate screens to produce a finished work. Original works can take as long as three months to complete.

     ETCHINGS are created by using a metal plate, usually copper or zinc, coated with a ground of acid-resistant resin or wax. The artist draws the design on the ground with a needle to expose the metal, then submerges the plate in acid to cut into the exposed lines. Once the processing is complete, the artist removes the plate. Frequently, the artist uses varnish to coat the lines that are dark enough and resubmerges the plate to produce darker, heavier lines on the unvarnished portions. Before printing, the artist removes the varnish and warms the plate. The artist then applies a coating of ink and wipes it off, leaving the ink only in the grooves. As a final step, the artist covers the plate with moist paper and runs it through a press, thus transferring the image to the paper.

     MONOTYPE is a print produced directly from a plate to a piece of paper. The artist applies ink or paint to a surface, such as copper, and uses hand pressure to transfer the image directly to the paper. The fact that the ink or paint is transferred directly to the paper makes each monotype unique. In the past 15 years, monotype production and experimentation has surged in popularity and artists have pushed the process to the forefront of artistic media.

     SERILITH(TM) is a proprietary process developed by Michael Raburn, an artist and one of our founders and significant stockholders. The Serilith process combines the advantages of lithography's line quality and tonal gradations with serigraphy's brilliant color and textural range. These interacting processes offer artists the optimum creative experience during the printmaking process. The Serilith is a mixed-media original print composed of hand drawn printing elements, which provides remarkable improvements in terms of line quality and color brilliance over traditional printing processes. Serilith prints do not have the dot patterns that are characteristic of four-color process reproductions.

     CHROMALITH REPLICA(TM), also developed by Michael Raburn, is a mixed media process that combines the latest technology in commercial printing and techniques of fine art printing. Mr. Raburn developed this process to meet the needs of the limited edition print marketplace. The process uses computer-generated continuous tone separations and separations prepared by hand. We formulate the inks to exacting specifications and hand mix the inks for each project. To achieve color saturation, we use multiple levels of ink layering on 100% rag paper with up to eight passes through the press. We modified the presses that we use in order to accept the quality paper and canvas required for this process. We believe the Chromalith Replica process results in prints that are recognized in the industry for both their quality and detail.

PUBLISHING

     As a publisher, we act as agent for artists seeking to distribute their works. We assist the artist in determining the pieces of artwork the artist will market, the printing process and printer the artist will use, the size of the pieces, and the number of pieces the printer will produce. We assist the artist in all phases of the process, from pre-production through final distribution.

     Our publishing business relies on our established relationships with well-known artists from around the world who have track records of successfully marketing their images and their creations. We currently have established alliances with many of these artists, including, most recently, Liliana Frasca and Curt Walters. We developed these alliances to position us in specific market niches that we believe will provide the greatest potential for profit and growth. The products we publish include original works of art from these artists, as well as prints
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from  original  works.  We sell the original  works to  individuals,  galleries, wholesale distributors, and other sellers of fine art. We also create limited edition prints of those original works that have proven most in demand.

     In addition to contracting with a core group of known artists who have an established following, we seek out new and upcoming artists and provide them with a venue to publish their works at a reasonable cost. We have designed Artup.com to expose our publishing business to numerous new and established artists, making this one of our primary sources of new leads. Artup.com also will enable us to track which artists sell the most product and even the types of products that are most in demand. This will allow us to more effectively manage our new product development.

ARTUP.COM

     Artup.com is an Internet portal and an e-commerce enabled Internet art destination designed to bring together artists, collectors, galleries, and distributors. We have designed Artup.com to create a place that people with different levels of interests in art can visit to learn about art, develop their artistic tastes, round out a collection with a hard-to-find limited edition print, or establish and foster relationships with others in the art industry.

     Artup.com provides an extensive online and offline network of product and service offerings that enable collectors and art professionals to find art, art-related services, art-related news and information, and art events at no cost. Our network offerings currently include the following:

      * ARTUP.COM - The Artup.com Web site is the flagship of our Internet network. Artup.com is a public site that is open to individual collectors as well as members of the art industry. The site sells and auctions limited edition prints, original works of art, prints, and posters. Artwork is available from Artup.com as well as from co-branded galleries appearing on the Artup.com Web site. Potential purchasers can view a picture of the artwork and obtain the particulars about the piece, including the artist, media, dimensions, and price. All artwork available for sale on the network, whether owned by Artup.com or a co-branded gallery within the network, is available for purchase through the main Artup.com site. We plan to enhance this site by offering links to content-oriented sites containing biographies and information on artists, publishers, distributors, galleries, and collectors. We plan to integrate all of the sites within the network and to link artists' biographies to associated artwork offered through the Artup.com network.

      * TEMPLATES - We offer co-branded locations on the Artup.com site that enable galleries, publishers, and artists to create their own Web sites by using templates that we provide free of charge. Once the gallery, publisher, or artist completes the template, the co-branded site carries the Artup.com logo as well as the logo of the gallery, publisher, or artist who wishes to offer works through the Artup.com network. These online galleries have the same functionality as the main Artup.com site, but display only the artwork offered by the co-branded gallery. Thus, our templates allow a gallery to easily establish and maintain a Web presence and each gallery can benefit from the traffic generated by Artup.com as well as by the other galleries within the network. We designed these co-branded arrangements to benefit all parties: the branded gallery, artist, or publisher gains greater exposure and distribution; their customers enjoy greater selection and one-stop shopping; and we believe that Artup.com will reach a critical mass of commerce faster.

      * AUCTIONS - We offer auction services to our buyers and sellers. The art items currently auctioned are offered by us or our co-branded galleries. Only galleries and artists may offer items for auction through our Web site. We display the artwork, artist name, media, size, current bid price, bid increment, and the date and time on which bidding will close. Our users can submit bids online and monitor the status of an auction 24 hours per day, seven days a week. We handle the actual sale of the item, and we collect a 15% commission on all auction sales. We currently offer nearly 100 items for auction on our auction page.

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     We recognize  revenue  attributable to our Web site when we receive payment of the purchase price. If we sell a piece of art owned by a co-branded gallery, we purchase the piece from that gallery. The gallery ships the art to us, and we ship it to the buyer. We then pay the gallery for that piece. The price we pay the gallery is the purchase price paid by the buyer minus a percentage we withhold for arranging for the sale. We recognize the full purchase price of the artwork as revenue whether we or a co-branded gallery owned the artwork.

     We also are developing additional offerings for the Artup.com network, including the following:

      * ARTUP.COM PRIVATE - This area of Artup.com, currently under development and not yet available, will be accessible solely to commercial buyers and sellers and will include auctions and catalogs for gallery owners, publishers, distributors, and artists to buy and sell artwork to the wholesale art community. It will feature a trade-only forum and trade-only chat room to facilitate industry-wide communication. Registered users also will receive an online newsletter announcing upcoming trade-only events and industry news.

      * KIDSPAINT.COM - Our future plans include establishing a co-branded gallery focusing on artwork for children. As currently planned, the site will have a catalog, auction, and content areas similar to those offered on Artup.com. As with other co-branded galleries, all products offered on the kidspaint.com site also will be available on the main Artup.com Web site.

      * ARTUP.COM KIOSKS - The galleries participating in the Artup.com network will have the opportunity to install Artup.com kiosks at their established retail locations. This online link will give galleries the unprecedented ability to search worldwide availability of art through the Artup.com Private Web site in order to locate and sell inventory. As currently planned, the gallery representative and the collector will be able to use this online resource to locate a desired work of art and complete the transaction via the Artup.com Private Web site.

     Artup.com uses state-of-the-art Web development technology to create an exciting art community that is fully e-commerce enabled. We have designed our Web site for intuitive navigation and rapid page uploads. Our criteria for the Artup.com site include simplicity and fast performance. Featured technologies that we use to accomplish these goals include the following current offerings:

      * BACK-END DATABASE - rather than maintaining static pages, we derive pages from our database, thus allowing for easy updating of our Web site;

      * AUCTION/ONLINE BIDDING - allows prospective buyers to bid online for works of art;

      * E-COMMERCE - enables secure credit card transactions for online purchases;

      * AUTO RESPONDERS - automatically alerts buyers that their purchase requests have been received or that they have won an auction; and

      * FLEXIBLE SOFTWARE ARCHITECTURE - allows growth through the use of additional computer hardware without the need to develop new software.

     Future technologies we plan to implement include the following:

      * PANORAMIC TECHNOLOGY - will permit the prospective buyer to pan 360 degrees around three-dimensional sculptures;

      * PRODUCT DETAIL VIEWING - will allow prospective buyers to "zoom" into an art object photo to view detail and texture, without distorting the image;

      * E-MAIL "PUSH" TECHNOLOGY - will automatically notify a database of online subscribers via e-mail about upcoming auctions, art exhibits, and other events; and

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      *  FLASH  TECHNOLOGY - will use streaming  animation and sound to create a dramatic presence on the Internet.

     Future plans for Artup.com include expanding the network of co-branded galleries and adding other art-related services. Those additional services may include art appraisal, insurance, and restoration and repair as well as links to other luxury product sites.

CUSTOMERS

     Established and upcoming artists who can benefit from our sophisticated printing facility and proprietary printing processes represent the primary target customers for our printing services. As the public demand for artwork continues to increase, more artists are finding economic reward in producing more works per year. We can assist artists in their efforts to further their careers by providing the limited edition printing tools, techniques, and processes that maximize creativity, productivity, and profitability. We continually search for new and emerging artists who can benefit from our printing processes and publishing services. We anticipate that, through the expansion of our co-branded galleries and the anticipated increase in our industry profile, our Artup.com network will provide a source of contacts with artists who can benefit from our product and service offerings. In addition, by tracking the sales of art on the Artup.com network, we can determine which artists' works or style of work have the most potential for limited edition print sales.

     The target market for our retail Internet products consists of consumers with greater than average disposable income who possess a willingness to buy artistic and collectible products online. In 1998, 74% of online U.S. retail sales were to households with more than $50,000 of income, according to Forrester Research. We believe that an even larger percentage of retail art sales will come from households with more than $50,000 of income. In many cases, we anticipate that our customers will have recently purchased a new home and will be searching for decorator items or artwork to beautify their homes. We also expect to attract art collectors who primarily seek and collect the work of one or two artists.

     In addition to the consumer market, Artup.com plans to provide a business-to-business trade market. We plan to target artists and gallery owners who make their living creating, buying, and selling art. We also plan to leverage our current industry relationships to establish our initial customer base. We also intend to develop business-to-business customers from the artists and galleries that utilize our co-branded Web services.

     For the year ended September 30, 1999, one customer represented approximately 20% of our sales and another customer represented approximately 17% of our sales. Because of the nature of our business, we anticipate that customers that represent 10% or more of our total revenue will vary from period to period depending upon the placement of significant orders by a particular customer or customers in any given year.

MARKETING AND PROMOTION

     Our marketing approach for our printing and publishing businesses consists of direct mailings to art galleries and prior customers as well as word of mouth referrals. We maintain a database, currently consisting of approximately 10,000 contacts, through which we generate our mailings.

     Our marketing strategy for Artup.com is to aggressively build the Artup.com brand name, increase consumer traffic to our Web site, and add new customers through a variety of marketing techniques, including increased use of our co-branding strategy as well as through increased expenditures in both Internet and offline media.

CO-BRANDING

     We plan to increase the number of co-branded galleries appearing on our network in order to provide marketing and cross-promotional opportunities, increase brand recognition of the Artup.com network, and build traffic on our network. We used our database to distribute information about the Artup.com network to galleries and have currently identified nearly 1,000 galleries as potential users of our co-branding approach. The addition

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of even a small percentage of these galleries to our network would significantly increase the number and variety of artwork available through Artup.com.

INTERNET ADVERTISING

     We have entered into advertising agreements with AOL, Lycos, and Go2Net pursuant to which these companies will display Internet banner advertisements for Artup.com. These advertisements will appear when users of AOL, Lycos, or Go2Net search for certain key words, such as "gallery." The advertisements will allow users to click on the advertisement to link directly to the Artup.com Web site. The agreements will require us to pay the portal sites based on the number of impressions we receive. We plan to initiate these advertisements during 2000. We also intend to continue to seek new opportunities to expand our presence within top-tier portal sites and highly trafficked content sites.

OFFLINE ADVERTISING

     We intend to actively pursue a variety of offline advertising channels to promote the Artup.com brand. Our efforts in this area will focus on promoting the brand through print advertisements. While we have not spent significant marketing dollars in this area in the past, we expect to significantly increase our offline advertising campaign in the future.

CUSTOMER SERVICE AND ORDER FULFILLMENT

     Artup.com features technology that allows our customers to use their credit cards to purchase artwork through our Web site. If the artwork is part of our existing inventory, we ship the artwork directly to the customer. If the customer orders artwork that belongs to a co-branded gallery, we purchase the artwork from that gallery and the co-branded gallery ships the artwork to us. We then ship the artwork to the customer. We handle all product returns and customer complaints regarding product sales and work with the co-branded galleries, as necessary, to resolve any problems. We maintain a call center at our Phoenix headquarters to handle customer inquiries and service requirements.

INFRASTRUCTURE AND TECHNOLOGY

     Our network infrastructure, our Web site, and e-commerce and database servers are hosted by Integrated Information Systems, or IIS, in Tempe, Arizona. IIS also developed our Web site. Our technology infrastructure is based on an architecture designed to be secure, reliable, and expandable. We have designed our software to be scaled, usually by purchasing additional readily-available hardware, to meet or exceed future capacity requirements. Monitoring of all servers, networks, and systems is performed on a continuous basis. We employ firewall systems to protect our databases, e-commerce servers, customer information, and artwork archives. Backups of all databases, data, and media files are performed on a daily basis.

     In addition to our own Web site, we maintain through IIS the technology used to develop and host our co-branded galleries. All of the co-branded galleries design their own Web sites through our template software. Once completed, these galleries then use the servers and systems at IIS to host the co-branded site.

     Like other Internet sites, sites on our network from time to time have experienced interruption and overload. Our business requires the uninterrupted operation of our network of sites on the Internet and transaction processing system. IIS attempts to maintain, to the greatest extent possible, the reliability of these systems. We are in the process of developing a comprehensive disaster recovery plan to respond to system failures.

COMPETITION

     The fine art printing and publishing industry is highly competitive. We believe that the principal competitive factors include:

      *  the quality, features, diversity, and prices of products and services,

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      *  the ability to develop and maintain effective marketing programs,

      * the public recognition of artists and the ability to attract new and upcoming artists,

      *  the quality of customer service, and

      *  the speed of order fulfillment.

Most of our printing and publishing competitors possess regional or customer-specific strengths and do not attempt to compete on a national level. We must address the above criteria in order to successfully expand our customer base.

     The e-commerce market is new, rapidly evolving, and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are minimal and competitors may develop and offer similar services in the future. We currently or potentially compete with other Web sites offering art and art-related products as well as with traditional offline art distributors, dealers, and galleries.

     Many of our existing or potential competitors in the printing, publishing, and e-commerce markets have greater market recognition and substantially greater financial, marketing, production, distribution, and other resources than we possess. We cannot assure you that we will be able to successfully compete in any or all of these markets in the future.

INTELLECTUAL PROPERTY

     Our Internet operations use proprietary software that has been developed for us by third parties. Our proprietary software is protected by copyright laws. As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation, and other proprietary information. The steps we take may not prevent misappropriation of our technology, and the agreements we enter into for that purpose may not be enforceable. Third parties may independently develop similar software or they could copy or otherwise obtain and use our software or other proprietary information without our authorization. It may be difficult or impossible for us to police unauthorized use of our technology. In addition, the laws of other countries may afford us little or no effective protection of our intellectual property outside the United States.

     Our Internet operations also rely on a variety of technologies that we license from third parties. These third-party technology licenses may not continue to be available to us on commercially reasonable terms. Our loss or inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing our Internet software enhancements and developments until we identify, license, develop, and integrate equivalent technology. Any such delays could have an adverse effect on our Internet business.

GOVERNMENT REGULATION

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than environmental regulations, regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. As a result of the increasing popularity and use of the Internet and other online services, however, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. These laws and regulations could cover issues such as user privacy, pricing, content, copyrights, distribution, sales and other taxes, and the characteristics and quality of products and services. The growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on companies that conduct business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which in turn could decrease the demand for the products and services we offer, increase our cost of doing business, or otherwise have an adverse effect on us. We are uncertain as to how existing laws that govern issues such as property ownership, sales and other taxes, pornography, and personal privacy will apply to the Internet and other online services. Any such developments may take years to resolve.

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     Because the Artup.com network is available over the Internet throughout the
United States and foreign countries and we plan to sell to numerous consumers residing throughout the United States and in numerous foreign countries, these jurisdictions may claim that we are required to collect sales or other similar taxes on sales of products in those jurisdictions. These jurisdictions also may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes could adversely affect our business. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any such new legislation or regulation, the application of laws and regulations of jurisdictions whose laws we believe do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services, could have a material adverse effect on our business.

ENVIRONMENTAL MATTERS

     Our printing business involves the use, handling, storage, and disposal of potentially toxic substances or wastes, such as printing dye and thinner. Accordingly, we are subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, liability related to those standards, and penalties for violations of those standards. We believe that we do not have any material environmental liabilities. Compliance with environmental laws, ordinances, and regulations has not had, and we do not expect such compliance to have, a material adverse effect on our business, financial condition, or results of operations.

INSURANCE

     We are an additional named insured on an insurance policy that covers our property and provides general liability coverage of $1,000,000 per occurrence with a $2,000,000 aggregate. We believe our insurance coverage is adequate.

EMPLOYEES

     As of December 15, 1999 we had 17 employees, including nine in printing and publishing, four in Internet operations, and four in management and administrative support. We have experienced no work stoppages and are not a party to a collective bargaining agreement. We believe that we maintain good relations with our employees.

SPECIAL CONSIDERATIONS

     You should carefully consider the following risk factors, in addition to those discussed elsewhere in this Report, in evaluating our business.

WE WILL NEED ADDITIONAL CAPITAL TO EXPAND OUR BUSINESS.

     We historically have secured financing for operations, the acquisition of additional inventory and equipment, and the development of our Internet operations through private placements of equity securities and from loans. As of December 15, 1999, we had outstanding short-term notes payable and capital lease obligations totaling approximately $161,150. We have incurred significant losses since inception and will be required to seek additional equity or debt financing to further develop our Internet operations, to finance future acquisitions or develop new product lines, to obtain equipment and inventory necessary to expand our in-house printing capabilities, or to provide funds to take advantage of other business opportunities. The timing and amount of any such capital requirements cannot be predicted at this time. We have from time to time encountered difficulties in obtaining adequate financing on acceptable terms and there can be no assurance that such financing will be available on acceptable terms in the future. If such financing is not available in sufficient amounts or on satisfactory terms, we may be unable to repay creditors or to continue as a going concern. Our inability to obtain adequate financing on a timely basis also could adversely affect our operating results, may require us to restructure our business and operations, and could significantly interfere with our efforts to expand our business at

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
the desired rate. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to our existing stockholders.

WE HAVE EXPERIENCED LOSSES FROM OPERATIONS, OUR AUDITORS' REPORT ON OUR FINANCIAL STATEMENTS IS QUALIFIED WITH RESPECT TO OUR ABILITY TO CONTINUE AS A GOING CONCERN, AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

     We have incurred operating losses since inception, and reported a net loss of approximately $1,005,000 for the year ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of approximately $1,300,000. Losses incurred during fiscal 1999 are attributable primarily to expenses we incurred to develop, enhance, manage, monitor, and operate the Artup.com Web site. We cannot assure you that we will generate sufficient operating revenue, expand sales of our products and services, or control our costs sufficiently to achieve or sustain profitability. Our financial statements for the year ended September 30, 1999, have been prepared assuming that we will continue as a going concern. The report by our independent public accountants on our financial statements for the year ended September 30, 1999 states that the significant losses and our working capital deficiency as of that date make our ability to continue as a going concern uncertain. Our financial statements for the year ended September 30, 1999 do not include any adjustments relating to the realization of assets and the satisfaction of liabilities that might result in the event that we become unable to continue as a going concern.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE OUR POTENTIAL FOR FUTURE SUCCESS.

     Our company was incorporated in March 1997 and we did not commence active business operations in the fine arts industry until August 1998. We launched our Artup.com Web site in September 1999. Accordingly, we have a limited operating history, especially on the Internet, and limited historical financial information upon which you can evaluate our existing business and our potential for future success. We face numerous risks, expenses, delays, and uncertainties associated with establishing a new business, especially in the new and rapidly evolving Internet market. Some of these risks and uncertainties relate to our ability to

      *  develop brand awareness and brand loyalty,

      *  increase traffic to Artup.com;

      *  increase customer acceptance of our products and services,

      *  develop and renew strategic relationships,

      * obtain access to new product and service offerings or distribution channels,

      * anticipate and adapt to the changing market for Internet services and electronic commerce,

      * continue to upgrade and enhance our systems to accommodate expanded service offerings and increased consumer traffic,

      * provide or contract for satisfactory customer service and order fulfillment, and

      *  integrate any acquired businesses, technologies, and services.

     We may not be successful in addressing these risks and uncertainties. The failure to do so would materially and adversely affect our business.

     As a result of our limited operating history, our plan for rapid growth, and the increasingly competitive nature of the markets in which we compete, our historical financial data are of limited value in anticipating future operating expenses. Our planned expense levels will be based in part on our expectations concerning future revenue, which is difficult to forecast accurately based on our stage of development. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Further, business development and marketing expenses may increase significantly as we expand operations. To the extent that these

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
expenses precede or are not rapidly followed by a corresponding increase in revenue, our business, operating results, and financial condition may be materially and adversely affected.

WE DEPEND ON KEY MANAGEMENT AND OTHER PERSONNEL.

     We depend upon the expertise and business connections of our executive officers and other key personnel, particularly Mark L. Eaker, our President and Chief Executive Officer. Our future success also will depend upon our ability to attract and retain qualified personnel. The loss of Mr. Eaker's services or the services of our other key personnel, or our inability to attract and retain qualified personnel in the future, could have a material adverse effect on our business.

FAILURE OF THE ARTUP.COM CONCEPT TO DEVELOP AS AN E-COMMERCE SOLUTION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Visitors to Artup.com may decide not to make online purchases in the future if we do not provide a convenient, economical, and secure shopping experience or do not offer the products and services they seek. Our existing galleries may not continue to use our network, and we may not be able to attract new galleries, if online sales are lower than anticipated. The failure of Artup.com to develop as a viable e-commerce solution could have a material adverse effect on our business.

WE MAY NOT BE COMPETITIVE IF WE FAIL TO ENHANCE OUR PRODUCT AND SERVICE OFFERINGS AND DISTRIBUTION CHANNELS.

     The failure to develop or acquire new or enhanced products, services, distribution channels, and online features and functions could have a material adverse effect on our business. To remain competitive, we must continue to

      * expand our product and service offerings and develop or acquire new distribution channels,

      *  enhance our offerings of art-related news, information, and features,

      * enhance the ease of use, responsiveness, functionality, and features of our Artup.com network,

      *  attract and retain additional members of our network, and

      *  improve the consumer purchasing experience on our network of Web sites.

     These efforts may require us to develop or license increasingly complex technologies. We may not be successful in developing or introducing new products, services, distribution channels, and online features and functions and the products, services, channels, features, and functions that we develop may not result in increased revenue. We also may not be able to develop, acquire, or enter into alliances for Web sites designed to attract consumers and suppliers of art-related products and services to our network.

     Developing, launching, and promoting new product and service offerings or expanding into new markets will require us to make significant investments of financial, management, and operational resources. These efforts also could strain our ability to support our existing business and product and service offerings or to provide an enjoyable online experience to visitors to our network. Our business could be materially and adversely affected if we fail to achieve these goals.

CHANGES IN ECONOMIC CONDITIONS AND CONSUMER SPENDING MAY ADVERSELY AFFECT OUR BUSINESS.

     The fine arts industry is subject to cyclical variations. Retail collectors and consumers consider fine art to be a luxury item and purchase art only if they have discretionary funds available. As a result, such purchases tend to decline during periods of national or regional economic recession and may also decline at other times. Declines in consumer confidence levels, even if prevailing economic conditions are favorable, can also adversely affect consumer spending on luxury goods. Our success depends in part upon a number of economic factors relating to discretionary consumer spending, including employment rates, business conditions, future economic prospects, interest rates, and tax rates. In addition, our business is sensitive to consumer spending patterns and preferences. Shifts in consumer discretionary spending away from art products, as well as general declines in consumer spending, could have a material adverse effect on our business.

WE MAY INCUR SIGNIFICANT EXPENSES IN AN UNSUCCESSFUL ATTEMPT TO PROMOTE AND MAINTAIN RECOGNITION OF THE ARTUP.COM BRAND.

     Our success depends in part on our ability to build the brand identity of Artup.com and increase traffic to our network. We believe that the importance of brand recognition will increase due to the growing number of art-related Internet sites and the relatively low barriers to entering this market. We may incur significant marketing costs in our effort to create and maintain a strong brand identity among artists, galleries, distributors, and retail art purchasers. Our business could be adversely affected if any of these constituencies identifies the "Artup.com" name with any company other than ours. We will require significant additional capital to build our brand identity, distinguish the Artup.com network, and successfully grow our business. Our business, operating results, and financial condition could be materially and adversely affected if we cannot obtain sufficient capital for these purposes or if we incur excessive expenses in an unsuccessful attempt to promote and maintain recognition of the Artup.com brand.

INCREASED USE OF THE INTERNET WILL BE CRITICAL TO OUR SUCCESS.

     Our current business plan and future success depend to a significant extent on the continued growth in Internet use. Use of the Internet as a commercial marketplace is relatively new and is rapidly evolving. Demand for and market acceptance of products and services offered over the Internet remain uncertain. We cannot predict whether a large enough number of galleries and art purchasers will shift from traditional to online activities. Many factors may inhibit Internet usage, including our ability to accurately reproduce artistic works online, poor Internet access, unreliable performance, and security and privacy concerns. Our business would be adversely affected if Internet usage does not continue to grow.

OUR FAILURE TO DEVELOP AND MAINTAIN AN EFFECTIVE SALES AND MARKETING FORCE COULD ADVERSELY AFFECT OUR BUSINESS.

     We currently do not employ an experienced sales and marketing team, other than our senior management. Establishing our sales and marketing team will involve a number of risks, including the following:

      *  we  have  not  previously   employed   dedicated  sales  and  marketing
         personnel,

      * we may not have adequate financial and marketing resources to establish such a team,

      * we may be unable to hire, retain, integrate, and motivate sales and marketing personnel and their support staff, and

      * new sales and marketing personnel may require a substantial period of time to become productive.

OUR FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD IMPAIR OUR BUSINESS.

     Our failure to manage our growth effectively could have a material adverse effect on our business, operating results, and financial condition. In order to manage our growth, we must take various steps, including the following:

      *  arrange necessary capital to expand our facilities and equipment,

      *  obtain products and services from third parties on a timely basis, and

      *  successfully hire, train, retain, and motivate additional employees.

     We anticipate that our future growth in our operations will place a significant strain on our management systems and resources. We will be required to increase staffing and other expenses as well as make expenditures on capital equipment to attempt to meet the anticipated demand of our customers. Sales of fine art and art-related products are subject to changing consumer tastes. We may increase our expenditures in anticipation of future orders that do not materialize, which would adversely affect our profitability. Demand for unexpectedly popular products or services may increase orders on short notice, which would place an excessive short-term burden on our resources.

WE MAY BE UNABLE TO IDENTIFY OR SUCCESSFULLY INTEGRATE POTENTIAL ACQUISITIONS.

     We may wish to acquire complementary businesses, products, services, or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

      * difficulties related to integrating the operations and personnel of acquired companies,

      * the additional financial resources required to fund the operations of acquired companies,

      *  the potential disruption of our business,

      * our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product and service offerings,

      * the difficulty of maintaining uniform standards, controls, procedures, and policies;

      *  the potential loss of key employees of acquired companies,

      * the impairment of employee and customer relationships as a result of changes in management, and

      *  the incurrence of significant expenses in consummating acquisitions.

WE MAY NOT BE ABLE TO ADAPT TO RAPIDLY CHANGING TECHNOLOGIES OR WE MAY INCUR SIGNIFICANT COSTS IN DOING SO.

     The Internet is characterized by rapidly changing technologies, evolving industry standards, frequent new service introductions, and changing customer demands. As a result of the rapidly changing nature of the Internet environment, we may be subject to risks, now and in the future, of which we are not currently aware. To be successful, we must adapt to our rapidly evolving market by continually enhancing our network of Web sites and introducing new products and services to address our users' changing demands. We may use new technologies ineffectively or we may fail to adapt our network, transaction-processing systems, and infrastructure to meet customer requirements, competitive pressures, or emerging industry standards. We could incur substantial costs if we need to modify our services or infrastructure. Our business could be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

WE MAY BE UNABLE TO SUPPORT INCREASED VOLUME ON OUR WEB SITE.

     Growth in the number of users accessing our Web site may strain or exceed the capacity of the computer systems of our Internet hosting service and lead to impaired performance or system failures. The current systems of our Internet hosting service may be inadequate to accommodate rapid traffic growth on our network. If this occurs, customer service and satisfaction may suffer, which could lead to dissatisfied users, reduced traffic, and an adverse impact on our business. Our Internet hosting service plans to upgrade and add to our existing technology and network infrastructure and to implement new systems so that our network can perform better and handle increased traffic. Failure to implement these systems effectively or within a reasonable period of time could have a material adverse effect on our business, operating results, and financial condition.

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
WE FACE INTENSE COMPETITION.

     The fine art production and distribution market is highly competitive. There are several large companies providing products and services similar to ours, some of which have greater market recognition and greater financial resources. We believe that Kato Art Studio, Colibri, and Colton Graphics represent the primary competitors for our printing services. We believe that Colville Publishing, Chalk & Vermillion Fine Art, and Collectors Editions represent the primary competitors for our publishing services. We believe that Art.com, Guild.com, Artnet.com, Barewalls.com, and NextMonet.com represent our primary competitors for the Internet sale of fine arts products.

     Larger, well-established and well-financed companies may enter the art industry in an effort to consolidate smaller businesses and to provide online and offline services that compete with our business. Certain of our competitors may be able to secure merchandise from manufacturers exclusively or on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies, and devote substantially more resources to Web site and systems development than we can. Increased competition may result in reduced operating margins, loss of market share, and a diminished brand franchise. New technologies and the expansion of existing technologies may increase the competitive pressures on us.

     Our ability to compete successfully depends on a number of factors both within and outside our control, including the following:

      * the quality, features, diversity, and prices of our products and services,

      * our ability to generate traffic to our Artup.com network and to develop an online community that attracts galleries, distributors, artists, and consumers,

      * our ability to obtain new product and service offerings or distribution channels through strategic alliances or acquisitions,

      *  our ability to develop and maintain effective marketing programs,

      *  the quality of our customer service,

      * our ability to recognize industry trends and anticipate shifts in consumer demands,

      * the public recognition of our existing artists and our ability to continue to attract new and upcoming artists,

      *  the continued popularity of fine art products,

      *  product introductions by our competitors,

      * the number, nature, and success of our competitors in a given market, and

      *  general market conditions.

Because these factors change rapidly, customer demand also can shift quickly. We could experience a material adverse effect on our business, operating results, and financial condition if we are unable to respond quickly to market changes or a slowdown in demand for the products we sell and services we provide.

WE  DO  NOT  HAVE  FORMAL   AGREEMENTS  FOR  SOME  OF  OUR  IMPORTANT   BUSINESS
RELATIONSHIPS.

     We do not have formal written agreements that document several important relationships on which we depend. We currently conduct our operations in a building leased by Michael Raburn. While we currently pay the lease obligations for this building, we are not a party to the lease and occupy the building under an oral agreement with Mr. Raburn. We also lease our printing presses from Mr. Raburn pursuant to an oral agreement.

Mr. Raburn also owns the rights to the Serilith and Chromalith Replica printing processes. While Mr. Raburn has granted us the right to use these processes, this agreement has not been reduced to writing. To the extent that our business depends on these arrangements, our operations could be significantly disrupted if we are unable to continue to enforce our rights to these resources.

SERVICE FAILURES OR INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Any sustained or repeated failure or interruption in our computer systems or the computer systems or equipment of our Internet hosting service would reduce the appeal of our Web site to customers, galleries, and other users. Unanticipated problems affecting these systems may cause interruptions in our services. Interruptions or failures could result if we fail to maintain our systems, our Internet hosting service fails to maintain its computer systems and equipment in effective working order, or if telecommunications providers fail to provide the capacity we require. Our Internet hosting service also must protect its computer systems against damage from fire, power loss, water, vandalism and other malicious acts, and similar unexpected adverse events. In addition, our users depend on telecommunications providers, Internet service providers, and network administrators for access to our Web site. The systems and equipment of our Internet hosting service could experience outages, delays, and other difficulties as a result of system failures unrelated to its systems. Any damage, interruption, or failure that interrupts or delays our operations could cause users to stop using our services and have a material adverse effect on our business.

OUR NETWORK MAY BE ADVERSELY AFFECTED BY UNKNOWN SOFTWARE DEFECTS.

     Our network depends on complex software developed for us by a third party. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance, or divert our development resources, any of which could materially and adversely affect our business.

FAILURE OF OUR ONLINE SECURITY MEASURES COULD ADVERSELY AFFECT OUR BUSINESS.

     As with any computer network, our network is vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We expect that these problems will occur from time to time. Security breaches and inadvertent transmissions of computer viruses could expose us to litigation or to a material risk of loss, which could have a material adverse effect on our business.

     We rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Unauthorized persons may be able to compromise or breach the algorithms that we use to protect our consumers, transaction data, or software, to misappropriate proprietary information, or to cause interruptions in our operations. We may be required to invest a significant amount of money and other resources to protect against security breaches or to alleviate problems caused by any breaches that do occur. Any well-publicized compromise of security could deter use of the Internet in general or use of our network to conduct commercial transactions.

WE HAVE LIMITED PROTECTION OF OUR INTELLECTUAL PROPERTY, AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR RIGHTS.

     Our performance and ability to compete will depend on consumer and art industry recognition of the "Artup" brand, the quality of our internally developed content, and software technology. We rely upon intellectual property and related laws to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. Our failure to adequately protect our intellectual property could materially and adversely affect our business, operating results, and financial position.

     Our business and ability to compete will depend to a significant degree on the value of our various tradenames and marks, as well as our proprietary technology and other rights that we own or that we license from third parties. Our competitors or others may adopt product or service names similar to our service marks or trademarks, which could impede our ability to build brand identity and could lead to customer confusion. We have not applied for registration of our trademarks or service marks in the United States or any other country. We may not be able to obtain effective trademark, service mark, copyright, and trade secret protection in the United States or other countries in which our products and services are made available online. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

WE DO NOT OWN THE PROCESSES OR TRADEMARKS ON WHICH WE RELY.

     We rely on a combination of trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We may receive notices from third parties that claim the printing processes, software, or other aspects of our business that we own or have the right to use infringe their rights. Any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business, financial condition, and results of operations. These royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of our management's attention and our other resources, which could have a material adverse effect on our business, financial condition, and results of operations.

WE MAY BE UNABLE TO ACQUIRE OR MAINTAIN THE NECESSARY WEB DOMAIN NAMES.

     We currently hold several Web domain names, including "Artup.com" and "kidspaint.com." The acquisition of similar domain names by third parties could create confusion that diverts traffic to other Web sites, which could adversely affect our business. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Internet regulatory bodies may establish additional top-level domains, appoint new or additional domain name registrars, or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our proprietary rights.

LEGAL UNCERTAINTIES SURROUND THE DEVELOPMENT OF THE INTERNET.

     There currently are few laws or regulations that specifically regulate communications or commerce on the Internet. However, federal, state, or foreign governments may adopt laws and regulations in the future to address issues such as

      *  user privacy,

     *   pricing issues,

     *   the characteristics and quality of products and services,

     *   access charges,

     *   consumer protection issues,

     *   cross-border commerce, and

     *   transmission of certain types of information over the Internet.

Regulation of these and other issues could increase the cost of transmitting data over the Internet. We cannot be certain how existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, personal privacy, and export or import matters will apply to the Internet. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues presented by the Internet and related technologies. Those laws that do reference the Internet have not yet been interpreted by the courts and their applicability and reach are therefore uncertain. Any new laws or regulations relating to the Internet could adversely affect our business.

OUR SALES  COULD  DECREASE  IF WE BECOME  SUBJECT TO  ADDITIONAL  SALES OR OTHER
TAXES.

     Our sales and operating results could be adversely affected if one or more states or foreign countries successfully assert that we should collect sales or other taxes on the sale of our products over the Internet. We currently do not collect sales or other similar taxes for physical shipments of goods into states other than those in which we operate. One or more local, state, or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operations in other states or countries outside those in which we operate could subject us to sales taxes under current or future laws. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce until October 21, 2001. This tax moratorium does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting existing taxes that are due under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our sites could harm our business. In addition, a number of trade groups and government entities have publicly stated their objections to this tax moratorium and have argued for its repeal. The Federal Advisory Commission on electronic commerce is in the process of evaluating these issues and is expected to make its recommendations to Congress in April 2000. Future laws may impose taxes or other regulations on Internet commerce. The three-year moratorium may be repealed, or the moratorium may not be renewed when it expires. Any of these events could substantially impair the growth of electronic commerce.

     If we become obligated to collect sales taxes, we will need to update the system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades would increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us if they have to pay sales tax. As a result, we may need to lower prices to retain these customers.

WE COULD BE SUBJECT TO LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITES.

     We may be subjected to claims for obscenity, defamation, negligence, copyright, or trademark infringement or claims based on other theories relating to the information or reproductions of artwork we publish on our Web sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We also could be subjected to claims based upon the content that is accessible from our network through links to other Web sites. Our insurance may not adequately protect us against these types of claims.

WE FACE RISKS ASSOCIATED WITH "YEAR 2000" COMPLIANCE.

     We depend upon complex computer software and systems to operate our Web site. The failure of any of our software or systems to be Year 2000 compliant could disrupt the operation of our network, our financial and management controls, and our reporting systems, or could prevent us from being able to process or fulfill orders from our customers.

     In addition to the systems and software that we use directly, our operations also depend on the performance of software and systems of our third-party vendors and service providers. These include providers of Internet hosting, financial, telecommunications, and parcel delivery services. We cannot assure you that our service providers have, or will have, operating software and systems that are Year 2000 compliant.

     We have conducted an analysis of our material operating software and systems to assess and assure Year 2000 compliance. We also have communicated with our important third-party vendors and service providers and others with whom we do business to coordinate Year 2000 readiness. Any failure of our computer software and systems or the systems of third parties to achieve timely Year 2000 compliance could have a material adverse effect on our business, operating results, and financial position.

RIGHTS TO ACQUIRE SHARES OF COMMON STOCK WILL RESULT IN DILUTION TO OTHER HOLDERS OF COMMON STOCK.

     As of December 15, 1999, warrants to acquire a total of 600,000 shares of our common stock at an exercise price of $.01 per share were outstanding. The number of warrants will increase to 1,200,000 if our common stock is trading for $5.00 or less per share on October 26, 2000. If our common stock is trading for more than $5.00 but less than $10.00 per share on October 26, 2000, the number of warrants will increase to 900,000. In addition, we issued warrants in connection with an employment agreement. We also have reserved 2,000,000 shares of common stock for issuance upon exercise of stock options or other awards that may be granted under our 1999 Incentive Stock Plan. Holders of these options and warrants will have the opportunity to profit from an increase in the market price of our common stock, with resulting dilution in the interests of holders of our common stock. The existence of these stock options and warrants could adversely affect the terms on which we can obtain additional financing, and the option and warrant holders can be expected to exercise these options and warrants at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of our common stock on terms more favorable to us than those provided by the exercise of these options and warrants.

OUR STOCK IS THINLY TRADED AND MAY EXPERIENCE PRICE VOLATILITY.

     Our common stock currently is quoted in the National Quotation Bureau's "Pink Sheets." The trading volume of our common stock historically has been limited, and there can be no assurance that an active public market for our common stock will be developed or sustained. The trading price of our common stock in the past has been, and in the future could be, subject to wide fluctuations. See Part II, Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters." These fluctuations may be caused by a variety of factors, including the following:

      *  quarterly variations in our operating results;

      * actual or anticipated announcements of new products or services by us or our competitors;

     *   changes in analysts' estimates of our financial performance;

     *   general conditions in the markets in which we compete; and

     *   worldwide economic and financial conditions.

     The stock market in general also has experienced extreme price and volume fluctuations that have particularly affected the market prices for many rapidly expanding companies and often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of our common stock.

"PENNY STOCK" RULES MAY MAKE BUYING OR SELLING COMMON STOCK DIFFICULT.

     Our common stock is subject to the "penny stock" rules as promulgated under the Securities Exchange Act of 1934. These rules require any broker or dealer engaging in a transaction in our common stock will be required to provide each customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Certain brokers and dealers are less willing to engage in transactions involving

"penny stocks" as a result of the additional disclosure requirements described above, which may make it more difficult for holders of our common stock to dispose of their shares.

SALES OF LARGE NUMBERS OF SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, are likely to have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of equity securities. Of the 7,623,224 shares of common stock outstanding as of December 15, 1999, approximately 4,886,524 shares are eligible for resale in the public market without restriction unless held by an "affiliate" of our company, as that term is defined under applicable securities laws. The approximately 2,736,700 remaining shares of common stock currently outstanding are "restricted securities," as that term is defined in Rule 144 under the securities laws, and may be sold only in compliance with Rule 144, pursuant to registration under the securities laws, or pursuant to an exemption from the securities laws. Affiliates also are subject to certain of the resale limitations of Rule 144. Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us or an affiliate of ours may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of our then-outstanding common stock or, if the shares are quoted on a stock exchange or Nasdaq, the average weekly trading volume for the four weeks prior to the proposed sale of such shares. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about our company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from us or from an affiliate of ours is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

WE DO NOT PLAN TO PAY CASH DIVIDENDS.

     We have never paid any cash dividends on our common stock and do not currently anticipate that we will pay dividends in the foreseeable future. Instead, we intend to apply earnings to the expansion and development of our business.

CHANGE IN CONTROL PROVISIONS MAY ADVERSELY AFFECT EXISTING STOCKHOLDERS.

     Our articles of incorporation and Nevada law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when those attempts may be in the best interests of our shareholders. Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of our common stock.

OUR ACTUAL RESULTS MAY DIFFER FROM THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT.

     Certain statements and information contained in this Report concerning our future, proposed, and anticipated activities, certain trends with respect to our revenue, operating results, capital resources, and liquidity, or with respect to the markets in which we compete or the fine arts industry in general, and other statements contained in this Report regarding matters that are not historical facts are forward-looking statements, as that term is defined in the Securities Act of 1933. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed else where under this Part 1, Item 1, "Description of Business - Special Considerations."

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

                             SELECTED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data and is qualified in its entirety by the more detailed Consolidated Financial Statements and Notes thereto appearing elsewhere in this Report. The data has been derived from the consolidated financial statements audited by Semple & Cooper, L.L.P., independent public accountants.

                                                     Year Ended    Period Ended
                                                    September 30,  September 30,
                                                        1999           1998
                                                     -----------    -----------
CONSOLIDATED STATEMENTS OF OPERATIONS:

Net sales ........................................   $    57,692    $        --
Cost and expenses:
  Cost of sales ..................................       (49,303)            --
  General, administrative, and product
   development expense ...........................    (1,015,480)      (287,287)
Operating loss ...................................    (1,002,091)      (287,287)
Interest income (expense) and other, net .........        (2,913)            --
Loss before income taxes .........................    (1,005,004)      (287,287)
Income taxes .....................................            --             --
Net loss .........................................   $(1,005,004)   $  (287,287)
                                                     ===========    ===========
Basic earnings per common share and
  common share equivalent (1) ....................   $      (.16)   $      (.10)
                                                     ===========    ===========
Basic weighted average number of common shares
  and common share equivalents outstanding........     6,404,953      2,751,228

CONSOLIDATED BALANCE SHEET DATA
    (AT END OF PERIOD):

Cash .............................................   $    27,832    $        --
Working capital (deficit) ........................       (55,374)       107,479
Total assets .....................................       995,608        128,448
Notes payable to banks and long-term debt ........       112,649             --
Total stockholders' equity .......................       428,590        108,448

----------
(1) Diluted earnings per share have not been presented as they are antidilutive.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

     We focus on the fine arts publishing and distribution business. We contract with nationally recognized artists to publish original artwork in the form of oil paintings, original lithographs, serigraphs, posters, and gift items. In addition to the sales of original artwork, we select certain pieces to print in the form of limited edition lithographs and serigraphs or posters that we distribute on a wholesale or retail basis. Our distribution network consists of retail galleries, interior designers, print sales representatives, national trade shows, and, most recently, our Web site.

     We were originally incorporated in the state of Colorado on March 31, 1997 under the name "Biovid Corporation." We were not actively engaged in any business before August 1998, other than raising capital. We entered the fine arts industry when we acquired Signature Editions, Inc. in August 1998. We changed our name to "Deerbrook Publishing Group, Inc." in October 1998 and subsequently acquired Interarts Incorporated and Cimarron Studio, Inc. In September 1999, we changed our name to "Artup.com Network, Inc." In December 1999, we effected a merger whereby we became a Nevada corporation and changed our name back to "Deerbrook Publishing Group, Inc."

     During fiscal 1999 we derived our revenue from our printing operations and from the sale of original works of art, prints, and posters. Cost of sales includes maintaining our printing operations and important industry relationships with artists, galleries, and consumers. Operating expenses include general corporate expenses, sales salaries, product development costs, taxes, and fringe benefits, as well as the cost of support services to the printing operations.

RESULTS OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND THE PERIOD ENDED SEPTEMBER 30, 1998

     REVENUE. Revenue for the year ended September 30, 1999 totaled $57,692. We did not have any revenue during the period from the date of inception (June 9, 1998) through September 30, 1998, as we were not actively engaged in business prior to September 30, 1998. The increase in revenue is attributable mainly to our acquisition of Cimarron Studio, Inc. on September 6, 1999.

     COST OF GOODS SOLD; GROSS PROFIT. Cost of goods sold totaled $49,303 during the year ended September 30, 1999. We did not have any cost of goods sold during the period from the date of inception (June 9, 1998) through September 30, 1998, as we were not actively engaged in business prior to September 30, 1998. Gross profit was $8,389, or approximately 15% of revenue, in fiscal 1999.

     GENERAL, ADMINISTRATIVE, AND PRODUCT DEVELOPMENT EXPENSE. General, administrative, and product development expense increased 253% to $1,015,480 in the year ended September 30, 1999 from $287,287 in the period from the date of inception (June 9, 1998) through September 30, 1998. The increase is attributable primarily to costs incurred to develop our Web site and for professional fees.

     DEPRECIATION AND AMORTIZATION. Total depreciation and amortization for the year ended September 30, 1999 was $1,220 as compared with $0 for the period from the date of inception (June 9, 1998) through September 30, 1998. Depreciation and amortization of $1,220 in fiscal 1999 was included in general, administrative, and product development expense. We anticipate that depreciation expense will continue to increase as we expand our operations by purchasing additional property, plant, and equipment during 2000 and subsequent years.

     OTHER INCOME (EXPENSE), NET. Other expense in fiscal 1999 was $2,913. We did not have any other income or expense in the period from the date of inception (June 9, 1998) through September 30, 1998. Interest expense in fiscal 1999 was approximately $3,173 due to interest incurred on notes payable and capital lease obligations. We did not have any interest expense in the period from the date of inception (June 9, 1998) through September 30, 1998.

     NET LOSS BEFORE INCOME TAXES. Net loss before income taxes for fiscal 1999 increased 250% to $1,005,004 over net loss before income taxes of $287,287 for the period from the date of inception (June 9, 1998) through September 30, 1998. This increase is primarily the result of increased general, administrative, and product development expense for fiscal 1999.

     PROVISION FOR INCOME TAXES. As of September 30, 1999, we had a net operating loss carryforward balance of approximately $1,300,000 from losses incurred in 1999 and 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Our working capital decreased to a negative position of $80,374 at September 30, 1999 from a positive position of $107,479 at September 30, 1998. Current assets increased to $416,137 at September 30, 1999 from $127,479 at September 30, 1998. These increases were due primarily to increases in inventory and prepaid expenses.

     Our operating activities used net cash of $848,529 during the year ended September 30, 1999. The major element contributing to net operating cash flow was cash paid for product development costs.

     During the period from the date of inception (June 9, 1998) through September 30, 1998, we borrowed $20,000 pursuant to demand notes bearing interest at the rate of 12% per annum. We repaid these notes in fiscal 1999.

     During fiscal 1999, we entered into a capital lease obligation for the purchase of computer equipment in the approximate amount of $112,000. The lease provides for monthly rental payments of approximately $2,500 and expires in October 2004.

     During fiscal 1999, we sold an aggregate of 3,571,524 shares of common stock for a total purchase price of $892,881, or $0.25 per share and we issued an aggregate of 135,700 shares of common stock, valued at $33,925, or $0.25 per share, to nine employees for services.

     During fiscal 1999, we borrowed $35,000 pursuant to demand notes bearing interest at the rate of 12% per annum. We repaid $5,000 of these notes in fiscal 1999 and repaid the balance of these notes in fiscal 2000.

     During fiscal 1999, we granted a warrant to purchase 1,000,000 shares of our common stock pursuant to an employment agreement. The warrant provided it was immediately exercisable for 500,000 shares. We terminated the employment agreement in September 1999 and the former employee has notified us that he wishes to exercise the warrant with respect to the 500,000 shares that were exercisable. We have disputed the former employee's right to exercise the warrant and currently are in negotiations with him with respect to the shares issuable upon exercise of the warrant.

     In November 1999, we sold an aggregate of 600,000 warrants to purchase our common stock for a total purchase price of $450,000. The warrants have an exercise price of $.01 per share. See Part I, Item 8, "Description of Securities -- Warrants."

     In November 1999, Keith Chesser, Mike Santellanes, and Michael Raburn returned an aggregate of 2,345,000 shares of common stock to our company. Messrs. Chesser, Santellanes, and Raburn returned these shares in order to attract additional management personnel, including Mark Eaker, and to pursue additional acquisition opportunities while minimizing the dilution to our existing stockholders. We did not pay Messrs. Chesser, Santellanes, and Raburn any consideration for these shares.

     In November 1999, we executed a letter of intent with Mark Eaker to acquire 80% of the outstanding stock of Gregory Editions, Inc., a publisher and distributor of fine art reproductions. The letter of intent provides for a total purchase price of $3,300,000, consisting of $2,700,000 cash and 400,001 shares of our common stock. The acquisition will be subject to usual and customary conditions precedent to closing, including satisfactory completion of due diligence reviews of the respective businesses and the negotiation and execution of a purchase agreement.

     We currently are seeking additional sources of financing, which may include one or more private placements of debt or equity securities. We can provide no assurance that any additional financing will be available on terms that are acceptable to us, if at all. Our inability to obtain such financing could result in our inability to continue as a going concern. If such financing is not available in sufficient amounts or on satisfactory terms, we also may be unable to expand our business or to develop new customers at the rate desired, and the lack of capital could have a material adverse effect on our business.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit year entries will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years.

     We have finished conducting our review of our information technology and non-information technology systems. We purchased or leased all new information technology, both hardware and software, during 1999 as part of our planned business expansion. We have determined that all of this equipment is Year 2000 compliant. In addition, we have assessed all of our non-information systems and have determined that, to the best of our knowledge, no such systems contain embedded technology. As a result, we believe that all of our non-information systems are also Year 2000 compliant.

     We also have addressed the Year 2000 readiness of our Internet hosting company, our payroll processor, and our bank. We have obtained verbal assurance from all of these companies that they have completed their assessment of Year 2000 issues and that they are Year 2000 compliant.

     The costs of our Year 2000 remediation program were not material to our business due to the fact that we possess limited assets and we purchased Year 2000 compliant hardware and software as part of our planned business expansion. We do not believe that we will incur material costs of remediation in the future.

     In our reasonably likely worst case Year 2000 scenario, our Internet hosting service will fail due to its systems or those systems to which it is connected. This could prevent us from being able to process or fulfill orders from our customers, which could cause users of our Web sites to consider alternative Web providers. In addition, purchases from our Web site are made with credit cards, and our operations may be materially and adversely affected to the extent our customers are unable to use their credit cards due to Year 2000 issues that are not rectified by the end of 1999.

     We have not developed a comprehensive contingency plan for interruptions related to the Year 2000 due to our comfort with our current systems and the assurances we have received.

ITEM 3. DESCRIPTION OF PROPERTY.

     Our executive offices and production facility are located at 4644 South 36th Place, Phoenix, Arizona 85040, occupying 9,606 square feet of space leased through May 2004. This facility is leased to Michael Raburn, one of our founders and a principal stockholder. Since May 1, 1999, we have been paying the lease payments under a verbal agreement with Mr. Raburn. The lease provides for a variable annual gross rent, which amounts to approximately $6,250 per month through April 2000 and $6,625 per month for the twelve months after that, not including our pro rata share of taxes, insurance, building maintenance and occupancy costs. We believe our present facility is in good operating condition and is adequate for our present and future requirements.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information with respect to beneficial ownership of our common stock as of December 15, 1999 by (i) each of our directors and executive officers, (ii) all of our directors and executive officers as a group, and (iii) each other person known by us to be the beneficial owner of more than five percent of our common stock:

                                                             SHARES BENEFICIALLY
                                                                OWNED (1)(2)
                                                            --------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                        NUMBER       PERCENT
                                                            ------       -------
DIRECTORS AND EXECUTIVE OFFICERS

Mark L. Eaker (3).......................................  1,404,667       15.8%
Keith M. Chesser........................................    500,000        6.6%
Mike A. Santellanes.....................................    500,000        6.6%
Michael R. Raburn.......................................    500,000        6.6%
All directors and officers as
  a group (four persons)(3).............................  2,904,667       32.7%

NON-MANAGEMENT 5% STOCKHOLDER (4)

Cossack Fund LLC (5)....................................    444,067        5.8%

----------
(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table have sole voting and investing power with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise indicated, each of such persons may be reached through us at 4644 S. 36th Place, Phoenix, Arizona 85040.
(2) None of the identified persons hold stock options or warrants to acquire our common stock.
(3) The number and percentage shown include 1,000,000 shares of common stock issuable to Mr. Eaker pursuant to his employment agreement and 266,667 shares issuable to Mr. Eaker under his agreement to sell his shares of Gregory Editions, Inc. to us. See Part I, Item 6, "Executive Compensation - Employment Agreements" and Part I, Item 7, "Certain Relationships and Related Transactions." In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by Mr. Eaker and by all directors and officers as a group, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other person.
(4) The information with respect to non-management ownership is derived from information obtained from our transfer agent as of December 8, 1999. We have been unable to independently verify the information presented.
(5) The address of Cossack Fund LLC is 7373 N. Scottsdale Road #162, Scottsdale, Arizona 85253.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth certain information regarding our directors, executive officers, and certain key employees:

NAME                   AGE    POSITION
----                   ---    --------
Mark L. Eaker          51     Chairman of the Board, President, and Chief
                              Executive Officer
Keith M. Chesser       55     Executive Vice President, Chief Financial Officer,
                              Secretary, and Director
Mike A. Santellanes    66     Treasurer and Director
Michael R. Raburn      48     Artistic Director

     Mark L. Eaker has served as our Chairman of the Board, President, and Chief Executive Officer since November 1999. Since 1995, Mr. Eaker has served as President and director of Gregory Editions, Inc., a publisher and distributor of fine art reproductions. Prior to joining Gregory Editions, from 1992 until 1995 Mr. Eaker served as President of Somerset House Publishing in Houston, Texas.

     Keith M. Chesser has served as our Chief Financial Officer and Secretary since November 1999 and as a director since October 1998. Mr. Chesser served as our President from October 1998 until November 1999. Before joining our company, Mr. Chesser was a Certified Public Accountant in both public and private practice. From 1993 until 1994, Mr. Chesser served as the President of MACCS Enterprises, Inc., an Arizona corporation that filed for reorganization under Chapter 11 of the Bankruptcy Code in December 1994. His 25 years of management and accounting experience includes serving as General Manager of Amarillo Aircraft Sales and Service, Assistant Controller of UDC Homes, L.P., and Chief Financial Officer of Empact Suicide Prevention Center.

     Mike A. Santellanes has served as our Treasurer since November 1999 and as a director since October 1998. Mr. Santellanes also served as our Vice President from October 1998 until November 1999. Mr. Santellanes worked for Price Waterhouse for 33 years, including 29 years with Price Waterhouse Interamerica. Mr. Santellanes retired in June 1993 as the Senior Partner and Chairman of Price Waterhouse Interamerica. Mr. Santellanes also served on the Board of Directors of the Costa Rican subsidiaries of Phelps Dodge Corp., Gerber Products Co., Bristol-Meyers, Sterling Drug Co., Del Monte Corp., H.B. Fuller Co., and British American Tobacco Co., and other companies. Since June 1993, Mr. Santellanes has served as President and Financial Manager of a citrus plantation in Costa Rica.

     Michael R. Raburn has served as our Artistic Director since November 1999. Mr. Raburn also served as a director and as our Secretary and Treasurer from October 1998 until November 1999. Before joining our company, Mr. Raburn founded Cimarron Fine Arts Studio. Founded in 1979, Cimarron Fine Arts Studio provides custom printing services for artists and publishers. Regarded as one of the industry's leading Master Printmakers, Mr. Raburn has developed new and innovative techniques, such as the Serilith(TM) and the Chromalith Replica(TM). He is currently writing a series of articles for ART TRENDS magazine on the subjects of prints and printmaking.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table shows for the fiscal year ended September 30, 1999 the cash compensation paid by us, as well as certain other compensation paid or accrued by us, to our Chief Executive Officer. None of our executive officers received aggregate compensation of more than $100,000 for fiscal 1999.

                                         ANNUAL COMPENSATION
                                        ---------------------     ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR   SALARY ($)   BONUS($)   COMPENSATION ($)
---------------------------      ----   ----------   --------   ----------------

Keith M. Chesser, President(1)   1999    $26,085     $10,000       $11,750(2)

----------
(1)  Mr. Chesser served as our President from October 1998 until November 1999.
(2) Represents amounts paid to Mr. Chesser for services he provided to us as an independent contractor.

     We do not offer medical insurance or other benefits to our employees, including executive officers and directors who also are our employees, with the exception that we have agreed to provide medical insurance for Messrs. Eaker and Chesser. See Part I, Item 6, "Executive Compensation - Employment Agreements."

1999 INCENTIVE STOCK PLAN

     In November 1999, our board of directors adopted and our stockholders approved the 1999 Incentive Stock Plan. The incentive plan provides for the grant of incentive and nonqualified stock options to acquire common stock, the direct grant of common stock, the grant of stock appreciation rights, or SARs, and the grants of other stock-based awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to us. We believe that the incentive plan represents an important factor in attracting and retaining executive officers and other key employees, directors, and consultants and may constitute a significant part of our compensation program. The incentive plan provides these individuals with an opportunity to acquire a proprietary interest in our company and thereby align their interests with the interests of our other stockholders and to give these individuals an additional incentive to use their best efforts for our long-term success.

     We may issue up to a maximum of 2,000,000 shares of our common stock under the incentive plan. The maximum number of shares of stock with respect to which options or other awards may be granted to any individual employee (including officers) during the term of the incentive plan may not exceed 50% of the shares of common stock covered by the incentive plan. As of December 15, 1999, we have not granted any options or other awards under the incentive plan.

     The incentive plan will terminate in November 2009, and options may be granted at any time during the life of the incentive plan. Once we become a reporting company under the Exchange Act, the power to administer the incentive plan with respect to our executive officers and directors and all persons who own 10% or more of our issued and outstanding stock will rest exclusively with the board of directors or a committee consisting of two or more non-employee directors. The power to administer the incentive plan with respect to other persons rests with the board of directors or a committee of the board of directors. The plan administrator will determine when options become exercisable, as well as the exercise prices of options. If an option is intended to be an incentive stock option, the exercise price may not be less than 100% (110% if the option is granted to a stockholder who at the time of the grant of the option owns stock possessing more than 10% of the total combined voting power of all classes of our stock) of the fair market value of the common stock at the time of the grant.

     The incentive plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our common stock, stock awards, or any other type of award. To the extent permitted by applicable law, we may issue additional options, warrants, or stock-based awards other than pursuant to the incentive plan without stockholder approval.

DIRECTORS' COMPENSATION

     We currently do not compensate our directors for their services to us. We may reimburse our directors for certain expenses in connection with attendance at board and committee meetings.

EMPLOYMENT AGREEMENTS

     We entered into a three-year employment agreement with Mark Eaker in November 1999. The agreement provides for a base salary of $200,000 during the first year, $275,000 during the second year, and $300,000 during the third year. The agreement also requires us to issue 1,000,000 shares of our common stock to Mr. Eaker. The agreement also provides for an annual bonus equal to 10% of our pretax profit during each year of the agreement. Finally, the agreement provides various additional benefits, such as a company car, salary continuation insurance, and medical insurance. Because of our current financial condition, to date Mr. Eaker has deferred payment of his salary under the agreement.

     We entered into a three-year employment agreement with Keith Chesser in November 1999. The agreement provides for a base salary of $150,000 during the first year, $175,000 during the second year, and $200,000 during the third year. The agreement also provides for Mr. Chesser to receive options to purchase 75,000 shares of our common stock during each year of the agreement, exercisable at the average closing price of our common stock during the month prior to the grant. Finally, the agreement provides various additional benefits, such as salary continuation insurance and medical insurance. Because of current financial condition, to date Mr. Chesser has deferred payment of 50% of his salary under the agreement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In November 1999, we executed a letter of intent with Mark Eaker to acquire 80% of the outstanding stock of Gregory Editions, Inc., a publisher and distributor of fine art reproductions. The letter of intent provides for a total purchase price of $3,300,000, consisting of $2,700,000 cash and 400,001 shares of our common stock. The letter of intent requires us to pay a non-refundable deposit of $750,000 cash and 266,667 shares of common stock no later than December 15, 1999. We have not yet funded this obligation and Mr. Eaker has extended the time for us to make this payment. The acquisition will be subject to usual and customary conditions precedent to closing, including satisfactory completion of due diligence reviews of the respective businesses and negotiation and execution of a purchase agreement.

     We lease printing equipment from Michael Raburn pursuant to an oral agreement under which we pay $10,000 per month. We incurred expenses of $50,000 in fiscal 1999 under this agreement. We also conduct our operations in a building leased by Michael Raburn. We have agreed to pay the lease obligations for this building, although we are not a party to the lease and occupy the building at the pleasure of Mr. Raburn. Finally, Mr. Raburn owns the rights to the Serilith and Chromalith Replica printing processes. While Mr. Raburn has granted us the right to use these processes, this agreement has not been reduced to writing.

     In August 1998, we agreed to issue an aggregate of 100,000 shares of common stock to Mark Eaker as payment for consulting services rendered to us by Mr. Eaker. We recorded a charge of $9,000 in fiscal 1998 in connection with this transaction. We issued these shares to Mr. Eaker in January 1999.

     In November 1999, Keith Chesser, Mike Santellanes, and Michael Raburn returned an aggregate of 2,345,000 shares of common stock to our company. Messrs. Chesser, Santellanes, and Raburn returned these shares in order to attract additional management personnel, including Mark Eaker, and to pursue additional acquisition opportunities while minimizing the dilution to our existing stockholders. We did not pay Messrs. Chesser, Santellanes, and Raburn any consideration for these shares.

ITEM 8. DESCRIPTION OF SECURITIES.

GENERAL

     Our authorized capital stock currently consists of 25,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of serial preferred stock, par value $.001 per share. As of December 15, 1999, there were 7,623,224 shares of common stock issued and outstanding and no shares of serial preferred stock issued and outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held by them of record on our books in all matters submitted to be voted on by the stockholders. The holders of common stock are entitled to receive such dividends, if any, as may be declared by the board of directors from time to time out of legally available funds. Upon our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of common stock have no preemptive, subscription, redemption, sinking fund, or conversion rights.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board also is able to fix or alter the designations, preferences, rights, and any qualifications, limitations, or restrictions of the shares of each series of preferred stock, including the following:

      *  dividend rates,

      *  redemption rights and prices,

      *  conversion rights and prices,

      *  voting rights and preferences, and

      *  preferences on liquidation or dissolution of our company.

     There are no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

WARRANTS

     In November 1999, we issued warrants to purchase 600,000 shares of our common stock. Each warrant entitles the holder to purchase one share of our common stock at a purchase price of $0.01. The warrants expire on October 29, 2004. The terms of the warrants provide that if our common stock is trading for less than $10.00 per share but more than $5.00 per share on October 26, 2000, we will be required to issue warrants to purchase an additional 300,000 shares of common stock to the warrantholders. Alternatively, if our common stock is trading for $5.00 or less per share on October 26, 2000, the terms of the warrants provide that we will be required to issue warrants to purchase an additional 600,000 shares of common stock to the warrantholders.

     In August 1999, we issued a warrant to acquire 1,000,000 shares of our common stock at a price of $0.05 per share pursuant to an employment agreement. The warrant provided it was immediately exercisable for 500,000 shares. We terminated the employment agreement in September 1999 and the former employee has notified us that he wishes to exercise the warrant with respect to the 500,000 shares that were exercisable. We have disputed the former employee's right to exercise the warrant and currently are in negotiations with him with respect to the shares issuable upon exercise of the warrant.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

     Various provisions in our articles of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

TRANSFER AGENT AND REGISTRAR

     Holladay Stock Transfer, Inc. in Scottsdale, Arizona, serves as the transfer agent and registrar for our common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Our common stock has been quoted in the National Quotation Bureau's "Pink Sheets" under the symbol "ARTJ" since November 5, 1999. Our common stock was previously listed on the Nasdaq OTC Bulletin Board under the symbol "ARTJE" from October 11, 1999 until November 4, 1999, under the symbol "ARTJ" from September 24, 1999 until October 11, 1999, and under the symbol "DBPG" from October 19, 1998 until September 24, 1999. The following table sets forth the quarterly high and low closing bid prices of our common stock for the periods indicated.

                                                                HIGH       LOW
                                                                ----       ---
1998:
     Fourth Quarter.........................................   $2.50      $0.48
1999:
     First Quarter..........................................   $4.00      $0.31
     Second Quarter.........................................    1.88       0.38
     Third Quarter..........................................    3.75       0.56
     Fourth Quarter (Through December 15, 1999).............    1.75       0.19

     As of December 15, 1999, there were approximately 57 holders of record of our common stock. The closing bid price of our common stock on the National Quotation Bureau's "Pink Sheets" on December 15, 1999 was $0.34 per share.

     Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The payment of dividends in the future will depend on our growth, profitability, financial condition, and other factors that our board of directors may deem relevant.

ITEM 2. LEGAL PROCEEDINGS.

     Not applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     As a result of the acquisition of Signature Editions in August 1998, the former shareholders of Signature Editions owned more than 50% of the outstanding voting power of our company immediately following the acquisition. Accordingly, the acquisition has been accounted for as a reverse purchase under generally accepted accounting principles, pursuant to which Signature Editions was considered the acquiring company, even though our company was the controlling legal entity. As a result, the historical financial statements of Signature Editions prior to and after the acquisition are the historical financial statements of our company. We therefore retained Mark Shelley, CPA, Signature Editions' independent public accountant prior to the acquisition, to serve as the independent public accountant for Signature Editions following the acquisition. We also retained Mark Shelley, CPA to serve as the independent public accountant for Interarts Incorporated. Accordingly, in May 1998, we ceased our client-auditor relationship with Alvin H. Bender, C.P.A.

     Bender's report on the financial statements of Biovid Corporation, which are not included in this Report, for the four months ended April 30, 1998 and the period March 31, 1997 through December 31, 1997, was prepared assuming Biovid Corporation would continue as a going concern and raised substantial doubt about its ability to continue as a going concern. In connection with this audit, and subsequently to May 1998, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Bender, would have caused him to make reference to the subject matter of the disagreement in connection with his report. Prior to retaining Shelley, no discussions took place between our company and Shelley regarding the application of accounting principles or the type of opinion that might be rendered on our financial statements since the historical financial statements of Signature Editions, as audited by Shelley, became the continuing historical financial statements of our company. We authorized Bender to respond fully to inquiries from Shelley.

     In anticipation of becoming a reporting company under the Exchange Act, we determined that it was in our best interests that Semple & Cooper, LLP serve as our independent public accountants. Accordingly, effective June 15, 1999, we ceased our client-auditor relationship with Shelley and on September 7, 1999 we retained Semple & Cooper as our independent public accountant. The change in independent public accountants was approved by our board of directors.

     Shelley's report on the financial statements of Signature Editions, Inc. as of June 9, 1998 and Shelley's report on the financial statements of Interarts Incorporated for the period from June 22, 1998 through September 30, 1998, which are not included in this Report, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with these audits, and subsequently to September 7, 1999, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Shelley, would have caused him to make reference to the subject matter of the disagreement in connection with his report. Prior to retaining Semple & Cooper, no discussions took place between our company and Semple & Cooper regarding the application of accounting principles or the type of opinion that might be rendered on our financial statements. We have authorized Shelley to respond fully to inquiries from Semple & Cooper.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     In April 1997, we sold an aggregate of 1,000,000 shares of common stock to three individuals for a total purchase price of $2,000, or $0.002 per share. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act.

     In May 1997, we sold an aggregate of 1,250,000 shares of common stock for a total purchase price of $12,500, or $0.01 per share. We issued these shares pursuant to the exemption provided by Rule 504 of Regulation D under the Securities Act.

     In August 1998, we issued an aggregate of 2,085,000 shares of common stock to the stockholders of Signature Editions, Inc. in exchange for all of those persons' shares of Signature Editions, Inc. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act.

     In January 1999, we issued an aggregate of 100,000 shares of common stock to one person as payment for consulting services. We issued these shares pursuant to the exemption provided by Rule 701 under the Securities Act.

     In March 1999, we issued an aggregate of 1,926,000 shares of common stock to the stockholders of Interarts Incorporated in exchange for all of those persons' shares of Interarts Incorporated. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act.

     In April 1999, we sold an aggregate of 3,571,524 shares of common stock to two purchasers for a total purchase price of $892,881, or $0.25 per share. We issued these shares pursuant to the exemption provided by Rule 504 of Regulation D under the Securities Act.

     In May 1999, we issued an aggregate of 900,000 shares of common stock to the stockholders of Cimarron Studio, Inc. in exchange for all of those persons' shares of Cimarron Studio, Inc. We issued these shares pursuant to the exemption provided by Section 4(2) of the Securities Act.

     From July 1999 through September 1999, we issued an aggregate of 135,700 shares of common stock, valued at $33,925, or $0.25 per share, to nine of our employees in exchange for their services. We issued these shares pursuant to the exemption provided by Rule 701 under the Securities Act.

     In November 1999, we sold an aggregate of 600,000 warrants to purchase our common stock to seven accredited investors for a total purchase price of $450,000, or $0.75 per warrant. Each warrant entitles the warrantholder to purchase one share of our common stock at a purchase price of $0.01. The warrants expire on October 29, 2004. The warrants provide that for each 100,000 warrants we issued, the warrantholder will be entitled to receive an additional 50,000 warrants at no additional cost if our common stock is trading for less than $10.00 per share but more than $5.00 per share on October 26, 2000. The warrants also provide that for each 100,000 warrants we issued, the warrantholder will be entitled to receive an additional 100,000 warrants at no additional cost if our common stock is trading for less than $5.00 per share on October 26, 2000. We issued these shares pursuant to the exemption provided by Rule 505 of Regulation D under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our articles of incorporation and bylaws provide that no director or officer of our company shall be personally liable to us or our stockholders for any breach of fiduciary duty by such person as a director or officer, except that a director or officer shall be liable, to the extent provided by applicable law, (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (b) for the payment of dividends in violation of restrictions imposed by Section 78.300 of the Nevada General Corporation Law, or GCL. The effect of these provisions in our articles of incorporation and bylaws is to eliminate the rights of our company and our stockholders, either directly or through stockholders' derivative suits brought on behalf of our company, to recover monetary damages from a director or officer for breach of the fiduciary duty of care as a director or officer except in those instances provided under the Nevada GCL.

     In addition, our bylaws require us to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director or officer of our company, to the fullest extent allowed by the Nevada GCL. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the Nevada GCL, subject to the requirements of the Nevada GCL. In addition, we may, in our sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Nevada GCL, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of our company, except where indemnification is mandatory pursuant to the Nevada GCL, in which case we are required to indemnify such person to the fullest extent required by the Nevada GCL.

     Sections 78.7502 and 78.751 of the Nevada GCL provide that we may indemnify our directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with an action, suit or proceeding in which the director or officer has been made or is threatened to be made a party, if the director or officer acted in good faith and in a manner which the director or officer reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal proceeding, had no reason to believe the director's or officer's conduct was unlawful. Any such indemnification may be made by us only as ordered by a court or as authorized by our stockholders or board of directors in a specific case upon a determination made in accordance with the Nevada GCL that such indemnification is proper in the circumstances. Indemnification may not be made under the Nevada GCL for any claim, issue or matter as to which the director or officer has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to us for amounts paid in settlement to us, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director or officer of our company has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, the Nevada GCL requires us to indemnify the director or officer must be indemnified under the Nevada GCL by us against expenses, including attorneys' fees, actually and reasonably incurred by the director or officer in connection with the defense.

                                    PART F/S

     The Financial Statements required by this Part F/S are set forth in pages F-1 through F-32 of this Report. No supplementary financial information is required.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
------                          -----------------------

2.1 Articles of Merger merging Artup.com Network, Inc., a Colorado corporation, with and into the Registrant

3.1     Articles of Incorporation of the Registrant

3.2     Bylaws of the Registrant

4.1     Specimen of Common Stock Certificate*

4.2     Specimen of Certificate for Common Stock Purchase Warrants

10.1 Master Consulting Services Agreement dated as of July 28, 1999 between the Registrant and Integrated Information Systems, Inc.

10.2 Equipment Lease dated September 15, 1999 between the Registrant and Copelco Capital, Inc.

10.3    Employment Agreement between the Registrant and Mark L. Eaker*

10.4    Employment Agreement between the Registrant and Keith M. Chesser*

10.5    1999  Incentive  Stock  Plan

16.1    Letter on change in certifying accountant from Alvin H. Bender, C.P.A.*

16.2    Letter on change in certifying  accountant  from Mark Shelley, CPA

21      List of Subsidiaries

23      Consent of Semple & Cooper, LLP

27.1 Financial Data Schedule for the Fiscal Year Ended September 30, 1999 and the Period Ended September 30, 1998

----------
* To be filed by amendment.

ITEM 2.  DESCRIPTION OF EXHIBITS.

     The information required by this Item is contained in Part III, Item 1, "Index to Exhibits."

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Deerbrook Publishing Group, Inc.
                                        (Registrant)

Date: 12/17/99                          By: /s/ Mark L. Eaker
     -------------                         ------------------------------------
                                           (Signature)

                                           Name: Mark L. Eaker
                                           Title: President and Chief Executive
                                                  Officer

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                   PAGE
                                                                                   ----
DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
  Independent Auditors' Report..................................................    F-2

  Consolidated Balance Sheets as of September 30, 1999 and 1998.................    F-3

  Consolidated Statements of Operations for the Year Ended September 30, 1999
      and for the Period from the Date of Inception
      (June 9, 1998) through September 30, 1998.................................    F-5

  Consolidated  Statements  of  Stockholders'   Equity  for  the  Year  Ended
      September 30, 1999 and for the Period from the Date of Inception
      (June 9, 1998) through September 30, 1998.................................    F-6

  Consolidated Statements of Cash Flows for the Year Ended September 30, 1999
      and for the Period from the Date of Inception
      (June 9, 1998) through September 30, 1998.................................    F-7

  Notes to Consolidated Financial Statements....................................    F-9

  Pro Forma Condensed Consolidated Statements of Operations (Unaudited).........   F-20

INTERARTS INCORPORATED
  Independent Auditors' Report..................................................   F-22

  Statement of Operations for the Period October 1, 1998 through  January 28,
      1999 and for the Period from the Date of Inception
      (June 22, 1998) through September 30, 1998................................   F-23

  Statement of Stockholders' Equity for the Period from the Date of
      Inception (June 22, 1998) through January 28, 1999........................   F-24

  Statement of Cash Flows for the Period October 1, 1998 through  January 28,
      1999 and for the Period from the Date of Inception
      (June 22, 1998) through September 30, 1998................................   F-25

  Notes to Financial Statements.................................................   F-27

CIMARRON STUDIO, INC.
  Independent Auditors' Report..................................................   F-28

  Statement of Operations for the Period from the Date of Inception
      (May 1, 1999) through September 6, 1999...................................   F-29

  Statement of Stockholders' Equity for the Period from the Date of
      Inception (May 1, 1999) through September 6, 1999.........................   F-30

  Statement of Cash Flows for the Period from the Date of Inception
      (May 1, 1999) through September 6, 1999...................................   F-31

  Notes to Financial Statements.................................................   F-32

                          INDEPENDENT AUDITORS' REPORT

To The Stockholders and Board of Directors
Deerbrook Publishing Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Deerbrook Publishing Group, Inc. and Subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended September 30, 1999, and for the period from the date of inception June 9, 1998 through September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits of the consolidated financial statements provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Deerbrook Publishing Group, Inc. and Subsidiaries as of September 30, 1999 and 1998, and the results of its operations, changes in stockholders' equity, and cash flows for the year ended September 30, 1999, and for the period from the date of inception (June 9, 1999) through September 30, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company has incurred significant losses and at September 30, 1999, the Company had a deficiency in working capital. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans in regard to these matters are discussed in Note 10. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Semple & Cooper, L.L.P.

Certified Public Accountants

Phoenix, Arizona
November 10, 1999

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 1999 AND 1998

                                     ASSETS



                                                   1999                   1998
                                                 --------               --------
Current Assets:

Cash and cash equivalents (Note 1)               $ 27,832               $     --
Accounts receivable
  - trade, net (Note 1)                            41,666                     --
  - related entity (Note 6)                            --                  8,544
Prepaid expenses and other assets (Note 4)        143,900                     --
Inventory (Note 1)                                202,739                118,935
                                                 --------               --------

  Total Current Assets                            416,137                127,479

Property and Equipment, net
   (Notes 1, 2 and 3)                             121,153                    969
Goodwill (Note 1)                                 458,318                     --
                                                 --------               --------

  Total Assets                                   $995,608               $128,448
                                                 ========               ========




                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                           SEPTEMBER 30, 1999 AND 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                      1999              1998
                                                   -----------      -----------
Current Liabilities:
  Obligation under capital lease --
    current portion (Notes 1 and 3)                $    17,142      $        --
  Notes payable -- related parties (Note 6)             30,000           20,000
  Accounts payable                                     243,504               --
  Accrued payroll (Note 4)                             127,399               --
  Other liabilities (Note 6)                            53,466               --
                                                   -----------      -----------
     Total Current Liabilities                         471,511           20,000

Long-Term Liabilities:
  Obligation under capital lease --
    non-current (Notes 1 and 3)                         95,507               --
                                                   -----------      -----------

     Total Liabilities                                 567,018           20,000
                                                   -----------      -----------

Commitments and Contingencies: (Note 4)                     --               --

Stockholders' Equity (Note 7)
   Preferred stock, $.001 par value, 10,000,000
     shares authorized; no shares issued and
     outstanding                                            --               --
   Common stock, $.001 par value, 25,000,000
     shares authorized; issued and outstanding
     9,968,224 and 3,435,000 at September 30,
     1999 and 1998, respectively                         9,968            3,435
   Additional paid--in capital                       1,710,913          392,300
   Accumulated deficit                              (1,292,291)        (287,287)
                                                   -----------      -----------
     Total Stockholders' Equity                        428,590          108,448
                                                   -----------      -----------

     Total Liabilities and Stockholders' Equity    $   995,608      $   128,448
                                                   ===========      ===========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND
                   FOR THE PERIOD FROM THE DATE OF INCEPTION
                    (JUNE 9, 1998) THROUGH SEPTEMBER 30, 1998



                                                       1999            1998
                                                    -----------     -----------

Revenues                                            $    57,692     $        --

Cost of Revenues                                         49,303              --
                                                    -----------     -----------

Gross Profit                                              8,389              --

General, Administrative and Product
  Development Expenses                                1,010,480         287,287
                                                    -----------     -----------

Operating Loss                                       (1,002,091)       (287,287)
                                                    -----------     -----------
Other Income (Expense)
 Miscellaneous income                                       260              --
 Interest expense                                        (3,173)             --
                                                    -----------     -----------

Total Other Income (Expense)                             (2,913)             --
                                                    -----------     -----------

Net Loss before Provision for Income Taxes           (1,005,004)       (287,287)

Provision for Income Taxes                                   --              --
                                                    -----------     -----------

Net Loss                                            $(1,005,004)    $  (287,287)
                                                    ===========     ===========

Basic (Loss) Per Share                              $      (.16)    $      (.10)
                                                    ===========     ===========

Weighted Average Number of Shares Outstanding         6,404,953       2,751,228
                                                    ===========     ===========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                    (JUNE 9, 1998) THROUGH SEPTEMBER 30, 1998


                                                                  Additional                    Total Stock-
                                         Common      Stock         Paid-in     Accumulated        holders'
                                         Shares      Amount        Capital       Deficit          Equity
                                         ------      ------        -------       -------          ------
Balance, June 9, 1998                          --    $    --    $       --    $        --     $        --

Issuance of common stock for
 inventory, cash and consulting
 services                               2,085,000      2,085       382,525             --         384,610

Merger with Signature Editions          1,250,000      1,250           875             --           2,125

Issuance of common stock for
 consulting services                      100,000        100         8,900             --           9,000

Net loss, period ended
 September 30, 1998                            --         --            --       (287,287)       (287,287)
                                      -----------    -------    ----------    -----------     -----------
Balance, September 30, 1998             3,435,000      3,435       392,300       (287,287)        108,448

Purchase of Interarts, Inc.             1,926,000      1,926       171,414             --         173,340

Sale of common stock (Note 7)           3,571,524      3,571       889,310             --         892,881

Issuance of common stock for services     135,700        136        33,789             --          33,925

Purchase of Cimarron Studio, Inc.         900,000        900       224,100             --         225,000

Net loss, year ended
 September 30, 1999                            --         --            --     (1,005,004)     (1,005,004)
                                      -----------    -------    ----------    -----------     -----------

Balance, September 30, 1999             9,968,224    $ 9,968    $1,710,913    $(1,292,291)    $   428,590
                                      ===========    =======    ==========    ===========     ===========

                  The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                    (JUNE 9, 1998) THROUGH SEPTEMBER 30, 1998


                                                       1999             1998
                                                    -----------     -----------
Cash flows from operating activities:
  Net loss                                          $(1,005,004)    $  (287,287)

Adjustments to reconcile net loss to
 net cash used by operating activities:
  Depreciation and amortization                           1,220              --
  Common stock issued for services
    and inventory                                        33,925         351,610
  Net assets acquired in acquisitions                   (62,213)             --

Changes in operating assets and liabilities:
  Accounts receivable
   - trade                                              (21,666)             --
   - related entities                                     8,544          (8,544)
  Prepaid expenses and other assets                    (143,900)            125
  Inventory                                             (83,804)       (118,935)
  Accounts payable                                      243,504              --
  Accrued payroll                                       127,399              --
  Other liabilities                                      53,466              --
                                                    -----------     -----------
       Net cash used by operating activities           (848,529)        (63,031)
                                                    -----------     -----------
Cash flows from investing activities:
  Purchase of property and equipment                    (26,520)           (969)
                                                    -----------     -----------
      Net cash used by investing activities             (26,520)           (969)
                                                    -----------     -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock                892,881          42,000
  Proceeds from notes payable - related
   parties                                               35,000          20,000
  Repayment of notes payable - related
   parties                                              (25,000)             --
                                                    -----------     -----------
   Net cash provided by financing activities            902,881          62,000
                                                    -----------     -----------
Net increase (decrease) in cash and cash
  equivalents                                            27,832          (2,000)

Cash and cash equivalents, beginning of period               --           2,000
                                                    -----------     -----------
Cash and cash equivalents, end of period            $    27,832     $        --
                                                    ===========     ===========


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                    FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                    (JUNE 9, 1998) THROUGH SEPTEMBER 30, 1998



                                                        1999              1998
                                                      --------          --------
Supplemental Information

Cash paid for:
  Interest                                            $  2,053          $     --
  Income taxes                                              --                --

Non-cash Investing and Financing:
 Issuance of 2,085,000 shares of common
  stock in exchange for inventory valued
  at $92,610 and consulting services valued
  at $250,000                                               --           342,610

 Issuance of 100,000 shares of common stock
  for consulting services                                   --             9,000


 Issuance of 135,700 shares of common stock
  for services                                          33,925                --

 Assets acquired through capital lease obligation      112,649                --

 Excess of purchase price of subsidiaries over
  fair value of net asset acquired                     458,318                --


                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES:

   Operations:

   Deerbrook Publishing Group, Inc. (the Company), formerly known as Artup.com Network, Inc. and Biovid Corporation, was incorporated under the laws of the State of Colorado on March 31, 1997.

   The general business purpose of the Company is to publish and distribute fine art. The Company publishes and distributes original artwork in the form of oil paintings, original lithographs, serigraphs and posters. The distribution network consists of retail galleries, interior designers, print sales representatives and the national trade show circuit. The Company also maintains a Web site where it markets fine art worldwide.

   Name Change:

   On October 26 1998, the Company amended its Articles of Incorporation, changing its name to Deerbrook Publishing Group, Inc. Subsequent thereto, on September 10, 1999, the Company amended its Articles of Incorporation, changing its name to Artup.com Network, Inc. In December 1999 the Company effected a name change and a change of domicile by merging with a Nevada corporation named Deerbrook Publishing Group, Inc. The effect of this transaction has been reflected in the financial statements as of September 30, 1999.

   Acquisition of Subsidiaries:

   Effective August 5, 1998, the Company acquired one hundred percent (100%) of the outstanding common stock of Signature Editions, Inc. (a Nevada Corporation) in exchange for one share of the common stock of the Company for every two common shares held by the stockholders of Signature Editions, Inc. Giving effect to the issuance of the shares, the Signature Editions, Inc. stockholders obtained approximately 65% of the outstanding shares of Deerbrook Publishing Group, Inc. common stock. The transaction was accounted for as a recapitalization of Signature Editions, Inc. and a purchase of Deerbrook Publishing Group, Inc. by Signature Editions, Inc. as Signature Editions, Inc.'s stockholders are the controlling stockholders of the company. The accompanying financial statements of Deerbrook Publishing Group, Inc. include the accounts of Signature Editions, Inc. for all periods presented, and the accounts of Deerbrook Publishing Group, Inc. from the effective date of the merger.

   Effective January 28, 1999, the Company acquired 100% of the outstanding common stock of Interarts Incorporated (a Nevada corporation) in exchange for one share of the common stock of the Company for each one common share held by the stockholders of Interarts Incorporated. The business combination was accounted for as a purchase.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES: (Continued)

   Acquisition of Subsidiaries: (Continued)

   Effective September 6, 1999, the Company acquired 100% of the outstanding common stock of Cimarron Studio, Inc. (a Nevada corporation) in exchange for one share of the common stock of the Company for each one common share held by the stockholders of Cimarron Studio, Inc. The business combination was accounted for as a purchase.

   Principles of Consolidation:

   The consolidated balance sheet at September 30, 1999 includes the accounts of the Company and its wholly-owned subsidiaries, Signature Editions, Inc., Interarts Incorporated, and Cimarron Studio, Inc.

   The consolidated balance sheet at September 30, 1998 includes the accounts of the Company and its wholly-owned subsidiary, Signature Editions, Inc.

   The consolidated statements of operations and cash flows for the year ended September 30, 1999 include the accounts of the Company and Signature Editions, Inc. for the entire period, the accounts for Interarts Incorporated from the date of acquisition (January 28, 1999) through September 30, 1999, and the accounts for Cimarron Studio, Inc. from the date of acquisition (September 6, 1999) through September 30, 1999.

   The consolidated statements of operations and cash flows for the period from the date of inception (June 9, 1998) through September 30, 1998, include the accounts of Signature Editions, Inc. for the entire period and the accounts of Deerbrook Publishing Group, Inc. from the date of acquisition (August 5, 1998) through September 30, 1998.

   Intercompany transactions and balances have been eliminated in consolidation.

   Use of Estimates:

   Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

   Cash and Cash Equivalents:

   The Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash and cash equivalents.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES: (Continued)

   Accounts Receivable:

   The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense as a percentage of accounts receivable based on a review of the individual accounts outstanding, and the Company's prior history of uncollectible accounts receivable. At September 30, 1999 and 1998, no allowance has been provided for uncollectible accounts receivable as, in the opinion of management, all accounts receivable outstanding at September 30, 1999 and 1998 are considered fully collectible.

   Inventory:

   Inventory, consisting primarily of finished artwork, is stated at the lower of cost or market. The Company periodically reviews its inventory and makes provisions for damaged or obsolete inventory, if necessary. No provision for damaged or obsolete inventory has been included in the accompanying financial statements.

   Property and Equipment:

   Property and equipment are stated at cost, less accumulated depreciation, and are depreciated over their estimated useful lives, as follows:

        Computer and office equipment         5 years
        Furniture                             5 years

   Depreciation is computed under the straight-line method for financial statement purposes and under accelerated methods for income tax purposes. Repairs and maintenance expenses are charged to operations as incurred. Betterments or renewals are capitalized as incurred.

   The Company is the lessee of computer equipment under a capital lease agreement expiring in October 2004. The assets and liabilities under the capital lease agreement are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over their estimated useful lives. Depreciation of the assets under the capital lease agreement is included in depreciation expense, as noted above.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES: (Continued)

   Advertising Expense:

   The Company recognizes advertising expense in accordance with Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs." As such, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized based on the terms of the individual agreements, but generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, or a straight-line basis over the term of the contract. Advertising expense totaled approximately $62,000 for the year ended September 30, 1999 and $0 for the period from the date of inception (June 9, 1998) through September 30, 1998.

   Product Development Costs:

   Product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Product development costs are expensed as incurred.

   Goodwill:

   Goodwill represents the excess of the purchase price over the fair value of Interarts Incorporated's and Cimarron Studio, Inc.'s net assets acquired. Goodwill is being amortized ratably over 15-20 years. The carrying value of goodwill will be reviewed periodically by the Company and impairments, if any, will be recognized when expected future operating cash flows derived from goodwill are less than its carrying value.

   Net Loss Per Share:

   The computation of basic net loss per share is based on the weighted average number of common shares outstanding during the period. Diluted loss per share amounts have not been presented as they are anti-dilutive.

   Income Taxes:

   The Company accounts for deferred income taxes on an accrual basis under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". (See Note 5).

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES: (Continued)

   New Accounting Announcements:

   During the year ended September 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). This pronouncement provides a different method of calculating earnings per share than was required by APB No. 15, Earnings per Share. The adoption of SFAS No. 128 did not have a material effect on the Company's financial position.

   During the year ended September 30, 1999, the Company adopted Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" (SFAS No. 129). The pronouncement reinstates various securities disclosure requirements previously in effect under APB No. 15, Earnings per Share, which was superseded by SFAS No. 128. The adoption of SFAS No. 129 did not have a material effect on the Company's financial position or results of operations.

   Fair Value of Financial Instruments:

   Accounts receivable, accounts and loans payable, and accrued liabilities are substantially current or bear reasonable interest rates. As a result, the carrying values of these financial instruments approximate fair value.

2. PROPERTY AND EQUIPMENT:

   Property and equipment consist of the following at September 30, 1999 and 1998:

                                                    1999         1998
                                                  --------     --------

         Furniture and fixtures                   $  5,090     $     --
         Computer and office equipment             117,283          969
                                                  --------     --------
                                                   122,373          969
         Less: accumulated depreciation              1,220           --
                                                  --------     --------

         Net Book Value                           $121,153     $    969
                                                  ========     ========

   Depreciation expense charged to operations was $1,220 for the year ended September 30, 1999 and was $0 for the period from the date of inception (June 9, 1998) through September 30, 1998.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3. OBLIGATION UNDER CAPITAL LEASE:

   The Company leases computer equipment with an approximate value of $112,000, under a capital lease agreement expiring October 2004, at a rate of approximately $2,500 per month. The computer equipment is included in property and equipment and is being depreciated over the life of the lease.

   Future minimum lease payments due under the capital lease at September 30, 1999, are as follows:

                       Year Ended                             Amount
                       ----------                             ------
                          2000                              $  29,664
                          2001                                 29,664
                          2002                                 29,664
                          2003                                 29,664
                          2004                                 29,664
                       Subsequent                               2,456
                                                            ---------
         Total minimum lease payments                         150,776
         Less: amount representing interest                   (38,127)
                                                            ---------
         Present value of net minimum lease payments          112,649
         Less: current maturities of capital lease
               obligation                                     (17,142)
                                                            ---------
                                                            $  95,507
                                                            =========
4. COMMITMENTS AND CONTINGENCIES:

   Operating Lease:

   During the year ended September 30, 1999, the Company entered into a rental agreement for office equipment for a term of 60 months, expiring June 2004. The agreement provides for rental payments of $182 per month. Future minimum rental commitments on the above lease are as follows:
`
                        Year Ended                             Amount
                        ----------                             ------
                          2000                                $ 2,184
                          2001                                  2,184
                          2002                                  2,184
                          2003                                  2,184
                          2004                                  1,638
                                                              -------
                                                              $10,374
                                                              =======

   Lease expense charged to operations for the year ended September 30, 1999 was $364.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4. COMMITMENTS AND CONTINGENCIES: (Continued)

   Advertising:

   During 1999, the Company entered into a one year marketing agreement with America Online, Inc. ("AOL"). Under the terms of the agreement, the Company will be provided with a specific number of advertising impressions. In consideration, the Company has committed to pay $145,620 over the one year term of the agreement. The Company is recognizing these fees as advertising expenses over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, or a straight-line basis over the term of the contract. At September 30, 1999, the Company had paid $35,000 to AOL, which was recognized as prepaid advertising, as the impressions will not be displayed until subsequent to September 30, 1999.

   During 1999, the Company entered into two one year marketing agreements with Go2Net, Inc. ("Go2Net"). Under the terms of the agreements, the Company will be provided with a specific number of advertising impressions. In consideration, the Company has committed to pay $172,800 over the one year terms of the agreements. The Company is recognizing these fees as advertising expenses over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, or a straight-line basis over the terms of the contracts. At September 30, 1999, the Company had paid $58,800 to Go2Net, which was recognized as prepaid advertising, as the impressions had not been displayed as of September 30, 1999.

   In July 1999 the Company entered into a one year marketing agreement with Lycos. Under the terms of the agreement the Company will be provided with a specific number of advertising impressions. In consideration, the Company has committed to pay approximately $39,000 over the one year term of the agreement. The Company is recognizing these fees as advertising expenses over the greater of the ratio of impressions delivered over the total number of contracted impressions. As of September 30, 1999, no advertising expense had been recognized as the impressions will not be displayed until subsequent to September 30, 1999.

   In addition, the Company has entered into a contract with Integrated Information Systems, Inc. (IIS) to develop an interactive Web site to be used to sell the Company's fine art worldwide. As of September 30, 1999, the Company has incurred $425,893 in expenses pursuant to this contract. The contract is cancellable at the discretion of the Company or IIS.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4. COMMITMENTS AND CONTINGENCIES: (Continued)

   Contingency:

   During the year ended September 30, 1999, the Company had entered into an employment agreement with an individual that provided for an employment term of three years and included warrants to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $.05 per share. As of September 30, 1999, the agreement has been terminated. The Company is currently in negotiation with the individual covered by the employment agreement and as of the financial statement date, $100,000 has been accrued in relation to the warrant agreement as the individual has made demand for the exercise of 500,000 warrants (Note 7).

5. PROVISION FOR INCOME TAXES:

   Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's consolidated tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

   At September 30, 1999, deferred tax assets consist of the following:

                                                       1999             1998
                                                    ---------         --------

      Net operating loss carryforwards              $ 196,000         $ 43,000
      Less: valuation allowance                      (196,000)         (43,000)
                                                    ---------         --------
                                                    $      --         $     --
                                                    =========         ========

   At September 30, 1999 and 1998, the Company had federal net operating loss carryforwards in the approximate amounts of $1,300,000 and $290,000, respectively, available to offset future taxable income through 2018. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6. RELATED PARTY TRANSACTIONS:

   Notes Payable - Related Parties:

   As of September 30, 1999 and 1998, notes payable - related parties consist of 12% interest demand notes with balances of $30,000 and $20,000, respectively.

   Accounts Receivable - Related Entity:

   As of September 30, 1998, the Company has accounts receivable of $8,544, due from Interarts Incorporated for expenses that were paid directly by the Company on behalf of the related entity.

   Accounts Payable - Related Entity:

   At September 30, 1999, the Company has an account payable of $38,818 due to a company owned by a stockholder, which is included in other liabilities on the balance sheet.

   Commitments:

   The Company occupies office space and production facilities in Phoenix, Arizona which is leased by a stockholder. During the year ended September 30, 1999, the Company made monthly rental payments in the approximate amount of $6,200 plus taxes and common area maintenance charges on behalf of the lessee, totalling approximately $8,600 for the year.

   During the year ended September 30, 1999, the Company leased printing equipment from a stockholder. Rent expense for the printing equipment was $10,000 for the year ended September 30, 1999.

7. EQUITY:

   Stock:

   In December 1999 upon merging with Deerbrook Publishing Group, Inc (A Nevada Corporation) the Company had authorized 25,000,000 shares of common stock with a par value of $.001 in addition to 10,000,000 shares of preferred stock with a par value of $.001. Prior to the merger, the Company had authorized 50,000,000 shares of common stock with a par value of $.001 and no preferred stock authorized.

   Private Offering:

   The Company issued 3,571,524 shares of common stock at $.25 per share through a private offering completed in April 1999. The proceeds in the amount of $892,881 were used primarily to fund the operations of the Company's internet division, which included $274,735 of the proceeds to contract the development of the Company's Web site.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6. EQUITY: (Continued)

   Warrants:

   During the year ended September 30, 1999, the Company entered into an employment agreement which provided for an aggregate of 1,000,000 warrants, exercisable at $.05 per share of which 500,000 were cancelled as of September 30, 1999 due to the termination of the aforementioned employment agreement. The individual has made a demand to exercise 500,000 warrants as of September 30, 1999. The Company is currently in negotiations with the individual covered under the warrant agreement regarding his demand to exercise same (Note 4).

8. CONCENTRATIONS:

   Major Customers:

   For the year ended September 30, 1999, the Company had two major customers. One customer represented approximately 20% of sales and the other customer represented approximately 17% of sales. At September 30, 1999, the amount due from the two customers included in accounts receivable was $21,666.

9. YEAR 2000 ISSUE: (Unaudited)

   As with other companies, the Company could be adversely affected if the computer systems it, its suppliers or its customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and telephone systems. At this time, because of complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

10. GOING CONCERN:

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced significant losses and negative cash flows from operations for the year ended September 30, 1999, and for the period from the date of inception (June 9, 1998) through September 30, 1998, which have resulted in a deficiency in working capital of approximately $55,000 and an accumulated deficit of approximately $1,300,000 as of September 30, 1999.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10. GOING CONCERN: (Continued)

   There can be no assurance that the Company will be able to continue as a going concern in view of its financial condition. The Company's continued existence will depend upon its ability to obtain sufficient additional capital in a timely manner to fund its operations and to further develop its long-term business plan. Any inability to obtain additional financing will have a material adverse effect on the Company, including possibly requiring the Company to significantly reduce or cease its operations.

   These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not
   include  any  adjustments   that  might  result  from  the  outcome  of  this
   uncertainty.

11. SUBSEQUENT EVENTS:

   In November 1999, the Company sold 600,000 warrants at a price of $0.75 per warrant, pursuant to Rule 505 of Regulation D under the Securities Act. The warrants are exercisable on a basis of one warrant for one share of common stock, with an exercise price of $.01 per share. The warrants provide that for each 100,000 warrants issued, the warrant holder will be entitled to receive an additional 50,000 warrants at no additional cost if the common stock is trading for less than $10.00 per share but more than $5.00 per share on October 26, 2000. The warrants also provide that for each 100,000 warrants issued, the warrant holder will be entitled to receive an additional 100,000 warrants at no additional cost if the common stock is trading for $5.00 or less per share on October 26, 2000.

   On November 12, 1999, three (3) stockholders agreed to return an aggregate of 2,345,000 shares of common stock, of which 1,000,000 shares are to be issued to an officer of the Company. In addition, the Company authorized 266,000 shares of restricted common stock to be issued to that officer. These transactions have not been included in the financial statements as of September 30, 1999.

   In November 1999 the Company executed a Letter of Intent to purchase 80% of the outstanding common stock of Gregory Editions, Inc. The purchase price will be $3,300,000 payable in cash and stock.

   In November 1999 the Company adopted a Stock Option Plan providing for the granting of both qualified incentive stock options and non-qualified stock options. The Company has reserved 2,000,000 shares of its common stock for issuance under the Plan. Granting of the options is at the discretion of the Board of Directors and may be awarded to employees, directors, and independent contractors.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
      PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


   The following represents unaudited pro forma condensed consolidated statements of operations for the year ended September 30, 1999 assuming the acquisition of Interarts Incorporated was consummated as of October 1, 1998, and the acquisition of Cimarron Studio, Inc. was consummated as of its date of inception, May 1, 1999.

                            Deerbrook
                           Publishing
                             Group                                                             Pro Forma
                            Inc. and        Interarts          Cimarron          Pro Forma   Consolidated
                          Subsidiaries    Incorporated(1)   Studio, Inc.(2)     Adjustments     Amounts
                          ------------    ---------------   ---------------     -----------   -----------
Revenues                  $    57,692       $      --       $    32,334                       $    90,026

Cost of Revenues               49,303              --            19,250                            68,553
                          -----------       ---------       -----------                       -----------

Gross Profit                    8,389              --            13,084                            21,473

General and
 Administrative Expenses    1,010,480              --           176,079         $15,000(4)      1,201,559
                          -----------       ---------       -----------                       -----------

Operating Loss             (1,002,091)             --          (162,995)                       (1,180,086)

Other Income (Expense)         (2,913)             --                --                            (2,913)
                          -----------       ---------       -----------                       -----------
Net Loss before Income
  Taxes                    (1,005,004)             --          (162,995)                       (1,182,999)

Benefit (Provision) for
  Income Taxes                     --              --                --                                --
                          -----------       ---------       -----------                       -----------

Net Loss                  $(1,005,004)      $      --       $  (162,995)                      $(1,182,999)
                          ===========       =========       ===========                       ===========
Earnings (Loss) per
  Share - Basic           $      (.16)                                                        $      (.16)
                          ===========                                                         ===========
Weighted Average Number
  of Shares Outstanding
  (3) - Basic               6,404,953                                                           7,410,142
                          ===========                                                         ===========

----------
(1) Represents activity for the period from October 1, 1998 through January 28, 1999, the date of acquisition.

(2) Represents activity for the period from the date of inception (May 1, 1999) through September 6, 1999, the date of acquisition.

(3) Restated to comply with FAS 128, and include stock issued/sold in the acquisitions.

(4)  Record amortization of goodwill.

                DEERBROOK PUBLISHING GROUP, INC. AND SUBSIDIARIES
      PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                   (Continued)


   The following represents unaudited pro forma condensed consolidated statements of operations for the period from the date of inception (June 6, 1998) through September 30, 1998 assuming the acquisition of Interarts Incorporated was consummated as of its date of incorporation, June 22, 1998.

                             Deerbrook
                             Publishing
                               Group                                      Pro Forma
                              Inc. and      Interarts      Pro Forma     Consolidated
                            Subsidiaries  Incorporated(1)  Adjustments     Amounts
                            ------------  ---------------  -----------     -------
Revenues                    $        --     $      --                     $       --

Cost of Revenues                     --            --                             --
                            -----------     ---------                     ----------
Gross Profit                         --            --                             --

General and Administrative
  Expenses                      287,287       489,733      $   2,300(3)      779,320
                            -----------     ---------                     ----------
Operating Loss                 (287,287)     (489,733)                      (779,320)

Other Income (Expense)               --            --                             --
                            -----------     ---------                     ----------
Net Loss before Income
 Taxes                         (287,287)     (489,733)                      (779,320)

Benefit (Provision) for
  Income Taxes                       --            --                             --
                            -----------     ---------                     ----------
Net Loss                    $  (287,287)    $(489,733)                    $ (779,320)
                                            =========                     ==========
Basic Loss per Share        $     (.10)                                   $     (.17)
                            ==========                                    ==========
Weighted Average Number
  of Shares Outstanding
  (2) - Basic                2,751,228                                     4,457,596
                            ==========                                    ==========

----------

(1) Represents activity for the period from the date of incorporation (June 22, 1998) through September 30, 1998.

(2) Restated to comply with FAS 128, and include stock issued/sold in the acquisitions.

(3)  Record amortization of goodwill.

                          INDEPENDENT AUDITORS' REPORT


To The Stockholders and Board of Directors
Interarts Incorporated
(A Development Stage Company)

We have audited the accompanying statements of operations, stockholders' equity and cash flows of Interarts Incorporated (A Development Stage Company) for the period October 1, 1998 through January 28, 1999 and for the period from the date of inception (June 22, 1998) through September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the results of operations, changes in stockholders' equity, and cash flows of Interarts Incorporated (A Development Stage Company) for the period October 1, 1998 through January 28, 1999 and for the period from the date of inception (June 22, 1998) through September 30, 1998, in conformity with generally accepted accounting principles.


/s/ Semple & Cooper, L.L.P.

Certified Public Accountants

Phoenix, Arizona
November 10, 1999

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
           FOR THE PERIOD OCTOBER 1, 1998 THROUGH JANUARY 28, 1999 AND
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                   (JUNE 22, 1998) THROUGH SEPTEMBER 30, 1998



                                                      1999              1998
                                                   ----------        -----------

Revenues                                           $      --        $        --

Cost Revenues                                             --                 --
                                                   ----------        -----------

Gross Profit                                              --                 --

General and Administrative Expenses                       --           (489,733)
                                                  ----------        -----------

Net Loss                                          $       --        $  (489,733)
                                                  ==========        ===========

Basic Loss Per Share                               $       --        $     (.25)
                                                  ==========        ===========

Weighted Average Number of Shares Outstanding      1,926,000          1,926,000
                                                  ==========        ===========


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                    (JUNE 22, 1998) THROUGH JANUARY 28, 1999


                                                                                                  Total
                                                                    Additional                    Stock-
                                              Common      Stock      Paid--in     Accumulated     holders'
                                              Shares      Amount      Capital       Deficit       Equity
                                              ------      ------      -------       -------       ------
Balance, June 22, 1998                              --    $   --     $     --     $      --      $      --

Issuance of common stock for inventory,
cash and consulting services                 1,926,000     1,926      479,574            --        481,500

Net loss, period ended September 30, 1998           --        --           --            --       (489,733)
                                            ----------    ------     --------     ---------      ---------
Balance, September 30, 1998                  1,926,000     1,926      479,574      (489,733)        (8,233)

Net loss, period ended January 28, 1999             --        --           --            --             --
                                            ----------    ------     --------     ---------      ---------

Balance, January 28, 1999                    1,926,000    $1,926     $479,574     $(489,733)     $  (8,233)
                                            ==========    ======     ========     =========      =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
           FOR THE PERIOD OCTOBER 1, 1998 THROUGH JANUARY 28, 1999 AND
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                   (JUNE 22, 1998) THROUGH SEPTEMBER 30, 1998


                                                       1999              1998
                                                     --------         ---------
Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:
  Net Loss                                           $     --         $(489,733)

Adjustments to reconcile net loss to net
cash used by operating activities:
  Common stock issued for services                         --           432,500

Changes in Assets and Liabilities:
  Inventory                                                --           (32,240)
  Due to related entities                                  --            40,784
                                                     --------         ---------

       Net cash used by operating activities               --           (48,689)
                                                     --------         ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock                   --            49,000
                                                     --------         ---------

     Net cash provided by financing activities             --            49,000
                                                     --------         ---------

Net increase in cash and cash equivalents                  --               311

Cash and cash equivalents, beginning of period             --                --
                                                     --------         ---------

Cash and cash equivalents, end of period             $     --         $     311
                                                     ========         =========


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CASH FLOWS (CONTINUED)
           FOR THE PERIOD OCTOBER 1, 1998 THROUGH JANUARY 28, 1999 AND
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                   (JUNE 22, 1998) THROUGH SEPTEMBER 30, 1998



                                                     1999              1998
                                                    ------            ------
Supplemental Information

Non-cash Investing and Financing:
 Issuance of 1,730,000 shares of common stock
   in exchange for consulting services              $   --           $432,500


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                             INTERARTS INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES:

   Operations:

   Interarts Incorporated is a corporation which was duly formed and organized under the laws of the State of Nevada on June 22, 1998. The Company's principal business purpose is to promote and develop a fine art printing business on an international basis.

   The Company is in the development stage and as of January 28, 1999, sold 100% of its common stock to Deerbrook Publishing Group, Inc.

   Use of Estimates:

   Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

   Net Loss Per Share:

   The computation of basic net loss per share is based on the weighted average number of common shares outstanding during the period. Diluted loss per share amounts have not been presented as they are anti-dilutive.

   Year 2000 Issue:

   As with other companies, Interarts Incorporated could be adversely affected if the computer systems we, our suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

                          INDEPENDENT AUDITORS' REPORT


To The Stockholders and Board of Directors
Cimarron Studio, Inc.


We have audited the accompanying statements of operations, stockholders' equity and cash flows of Cimarron Studio, Inc. for the period from the date of inception (May 1, 1999) through September 6, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the results of operations, changes in stockholders' equity, and cash flows of Cimarron Studio, Inc. for the period from the date of inception (May 1,
1999) through September 6, 1999, in conformity with generally accepted accounting principles.


/s/ Semple & Cooper, L.L.P.

Certified Public Accountants

Phoenix, Arizona
November 10, 1999

                              CIMARRON STUDIO, INC.
                             STATEMENT OF OPERATIONS
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                     (MAY 1, 1999) THROUGH SEPTEMBER 6, 1999



Revenues                                                              $  32,334

Cost of Revenues                                                         19,250
                                                                      ---------


Gross Profit                                                             13,084

General and Administrative Expenses                                     176,079
                                                                      ---------


Net Loss                                                              $(162,995)
                                                                      =========

Basic (Loss) Per Share                                                $    (.18)
                                                                      =========

Weighted Average Number of Shares Outstanding                           900,000
                                                                      =========


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              CIMARRON STUDIO, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                     (MAY 1, 1999) THROUGH SEPTEMBER 6, 1999


                                                                                                 Total
                                                                 Additional                      Stock-
                                            Common    Stock       Paid-in       Accumulated     holders'
                                            Shares    Amount      Capital          Deficit       Equity
                                            ------    ------      -------          -------       ------
Balance, May 1, 1999                            --     $ --       $     --        $      --     $      --

Issuance of common stock for inventory,
 cash and consulting services              900,000      900        110,350               --       111,250


Net loss, period ended Septemer 6, 1999         --       --             --         (162,995)     (162,995)
                                           -------     ----       --------        ---------     ---------

Balance, Septemer 6, 1999                  900,000     $900       $110,350        $(162,995)    $ (51,745)
                                           =======     ====       ========        =========     =========


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              CIMARRON STUDIO, INC.
                             STATEMENT OF CASH FLOWS
                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                     (MAY 1, 1999) THROUGH SEPTEMBER 6, 1999



Cash flows from operating activities:
  Net Loss                                                            $(162,995)

Adjustments to Reconcile Net Loss to Net Cash
 Used by Operating Activities:
  Common stock issued for services and inventory                         91,250

Changes in Assets and Liabilities:
  Inventory                                                             (42,500)
  Due to related entities                                                96,166
                                                                      ---------
      Net cash used by operating activities                             (18,079)
                                                                      ---------
Cash flows from investing activities:
  Purchase of property and equipment                                     (2,235)
                                                                      ---------
      Net cash used by investing activities                              (2,235)
                                                                      ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock                                 20,000
                                                                      ---------

      Net cash provided by financing activities                          20,000
                                                                      ---------
Net decrease in cash and cash equivalents                                  (314)

Cash and cash equivalents, beginning of period                               --
                                                                      ---------

Cash and cash equivalents, end of period                              $    (314)
                                                                      =========
Supplemental Information

Non-Cash Investing and Financing:
 Issuance of 820,000 shares of common stock in exchange
  for inventory valued and consulting services                        $  91,250


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                              CIMARRON STUDIO, INC.
                          NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES:

   Operations:

   Cimarron Studio, Inc. is a corporation which was duly formed and organized under the laws of the State of Nevada on May 1, 1999. The Company's principal business purpose is to promote and develop a fine art printing business on an international basis. On September 6, 1999, the Company was acquired by Deerbrook Publishing Group, Inc.

   Use of Estimates:

   Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may vary from the estimates that were assumed in preparing the financial statements.

   Net Loss Per Share:

   The computation of basic net loss per share is based on the weighted average number of common shares outstanding during the period. Diluted loss per share amounts have not been presented as they are anti-dilutive.

2. RELATED PARTY TRANSACTIONS:

   Commitments:

   The Company occupies office space and production facilities in Phoenix, Arizona which is leased by a stockholder. During the period ended September 6, 1999, the Company made monthly rental payments in the approximate amount of $6,200 plus taxes and common area maintenance charges on behalf of the lessee, totaling approximately $24,800 for the period.

   During the period ended September 6, 1999, the Company leased printing equipment from a stockholder. Rent expense for the printing equipment was $40,000 for the period ended September 6, 1999.

   Year 2000 Issue:

   As with other companies, Cimarron Studio, Inc. could be adversely affected if the computer systems we, our suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.